Exhibit 99.2

FORTIS INC.

Audited Consolidated Financial Statements
As at and for the years ended December 31, 2019 and 2018

TABLE OF CONTENTS

Management's Report on Internal Control over Financial Reporting		i	NOTE 11	Property, Plant and Equipment	25
Report of Independent Registered Public Accounting Firm - Opinion on the Financial Statements		ii	NOTE 12	Intangible Assets	27
Report of Independent Registered Public Accounting Firm - Opinion on Internal Control over Financial Reporting		v	NOTE 13	Goodwill	28
Consolidated Balance Sheets		1	NOTE 14	Accounts Payable and Other Current Liabilities	28
Consolidated Statements of Earnings		2	NOTE 15	Long-Term Debt	29
Consolidated Statements of Comprehensive Income		2	NOTE 16	Leases	32
Consolidated Statements of Cash Flows		3	NOTE 17	Other Liabilities	34
Consolidated Statements of Changes in Equity		4	NOTE 18	Common Shares	35
Notes to Consolidated Financial Statements			NOTE 19	Earnings Per Common Share	35
NOTE 1	Description of Business	5	NOTE 20	Preference Shares	36
NOTE 2	Regulation	6	NOTE 21	Accumulated Other Comprehensive Income	37
NOTE 3	Summary of Significant Accounting Policies	10	NOTE 22	Stock-Based Compensation Plans	37
NOTE 4	Future Accounting Pronouncements	18	NOTE 23	Disposition	41
NOTE 5	Segmented Information	19	NOTE 24	Other Income, Net	41
NOTE 6	Revenue	21	NOTE 25	Income Taxes	41
NOTE 7	Accounts Receivable and Other Current Assets	22	NOTE 26	Employee Future Benefits	43
NOTE 8	Inventories	22	NOTE 27	Supplementary Cash Flow Information	48
NOTE 9	Regulatory Assets and Liabilities	23	NOTE 28	Fair Value of Financial Instruments and Risk Management	48
NOTE 10	Other Assets	25	NOTE 29	Commitments and Contingencies	52

Management's Report on Internal Control over Financial Reporting

Management of Fortis Inc. and its subsidiaries (the "Corporation") is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). The Corporation's ICFR is designed by, or under the supervision of, the Corporation's President and Chief Executive Officer ("CEO") and Executive Vice President, Chief Financial Officer ("CFO") and effected by the Corporation's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation's management, including its CEO and CFO, assessed the effectiveness of the Corporation's ICFR as of December 31, 2019, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2019, the Corporation's ICFR was effective.

The Corporation's ICFR as of December 31, 2019 has been audited by Deloitte LLP, an Independent Registered Public Accounting Firm, which also audited the Corporation's consolidated financial statements for the year ended December 31, 2019. Deloitte LLP issued an unqualified opinion for both audits.

February 12, 2020

/s/ Barry V. Perry

Barry V. Perry
President and Chief Executive Officer, Fortis Inc.

/s/ Jocelyn H. Perry

Jocelyn H. Perry
Executive Vice President, Chief Financial Officer, Fortis Inc.

St. John's, Canada

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Fortis Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fortis Inc. and subsidiaries (the "Corporation") as of December 31, 2019 and 2018, the related consolidated statements of earnings, comprehensive income, cash flows and changes in equity for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Corporation’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2020, expressed an unqualified opinion on the Corporation’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the Corporation’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment for Impairment of Goodwill - Refer to Notes 3 and 13 to the financial statements

Critical Audit Matter Description

The Corporation assesses goodwill for impairment annually as well as whenever any event or other change indicates that the fair value of a reporting unit may be below its carrying value. Management has determined that there is no impairment based on its current annual assessment.

ii

Management's assessment utilizes the income approach which is based on underlying estimates and assumptions with varying degrees of uncertainty. Those with the highest degree of subjectivity and impact are the assumed growth rates and discount rates. Auditing these estimates and assumptions required a high degree of audit judgment and effort, including the need to involve a fair value specialist.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to the growth rate and discount rate used by management to estimate the fair value of the reporting units included the following, among others:

•	Evaluating the effectiveness of controls over the estimated fair value of the reporting units, including the review and approval of the growth rate and discount rate selected by management.

•	Evaluating management’s ability to accurately forecast the growth rate by:

•	Assessing the methodology used in management’s determination of the growth rate and,

•	Comparing management’s assumptions to historical data and available market trends.

•	With the assistance of a fair value specialist, evaluating the reasonableness of the discount rate by:

•	Testing the source information underlying the determination of the discount rate and,

•	Developing a range of independent estimates and comparing those to the discount rate selected by management.

Impact of Rate Regulation on the Financial Statements - Refer to Notes 2, 3 and 9 to the Financial Statements

Critical Audit Matter Description

The Corporation’s regulated utilities are subject to rate regulation and annual earnings oversight by various federal, state and provincial regulatory authorities who have jurisdiction in the United States and Canada. Rates and resultant earnings of the Corporation’s regulated utilities are determined under cost of service regulation, with some using performance-based rate-setting mechanisms. The regulation of rates is premised on the full recovery of prudently incurred costs and a reasonable rate of return on asset value (ROA) or common shareholders’ equity (ROE). Regulatory decisions can have an impact on the timely recovery of costs and the regulator-approved ROE and/or ROA. Accounting for the economics of rate regulation impacts multiple financial statement line items and disclosures, such as property, plant, and equipment; regulatory assets and liabilities; operating revenues and expenses; income taxes; and depreciation expense.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management to support its assertions about impacted account balances and disclosures and the high degree of subjectivity involved in assessing the potential impact of future regulatory orders on the financial statements. Management judgments include assessing the likelihood of recovery of costs incurred or a refund to customers through the rate-setting process. While the Corporation’s regulated utilities have indicated they expect to recover costs from customers through regulated rates, there is a risk that the respective regulatory authority will not approve full recovery of the costs incurred and a reasonable ROE and/or ROA. Auditing these matters required especially subjective judgment and specialized knowledge of accounting for rate regulation due its inherent complexities across different jurisdictions.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to the likelihood of recovery of costs incurred or a refund to customers through the rate-setting process, included the following, among others:

•
Evaluating the effectiveness of controls over the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates or of a future reduction in rates.

•
Assessing relevant regulatory orders, regulatory statutes and interpretations as well as procedural memorandums, utility and intervener filings, and other publicly available information to evaluate the likelihood of recovery in future rates or of a future reduction in rates and the ability to earn a reasonable ROA or ROE.

iii

•
For regulatory matters in progress, inspecting the regulated utilities’ filings for any evidence that might contradict management’s assertions. We obtained an analysis from management and letters from internal and external legal counsel, as appropriate, regarding cost recoveries or a future reduction in rates.

•	Evaluating the Corporation's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.

/s/ Deloitte LLP
Chartered Professional Accountants
St. John’s, Canada
February 12, 2020
We have served as the Corporation's auditor since 2017.

iv

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Fortis Inc.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Fortis Inc. and subsidiaries (the "Corporation") as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2019, of the Corporation and our report dated February 12, 2020, expressed an unqualified opinion on those financial statements.

Basis for Opinion
The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP
Chartered Professional Accountants

St. John's, Canada
February 12, 2020

v

FORTIS INC.
Consolidated Balance Sheets
As at December 31
(in millions of Canadian dollars)
	2019	2018

ASSETS
Current assets
Cash and cash equivalents	$370	$332
Accounts receivable and other current assets (Note 7)	1,297	1,357
Prepaid expenses	88	84
Inventories (Note 8)	394	398
Regulatory assets (Note 9)	425	324
Assets held for sale (Note 23)	—	766
Total current assets	2,574	3,261
Other assets (Note 10)	620	552
Regulatory assets (Note 9)	2,958	2,751
Property, plant and equipment, net (Note 11)	33,988	32,757
Intangible assets, net (Note 12)	1,260	1,200
Goodwill (Note 13)	12,004	12,530
Total assets	$53,404	$53,051

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 15)	$512	$60
Accounts payable and other current liabilities (Note 14)	2,378	2,289
Regulatory liabilities (Note 9)	572	656
Current installments of long-term debt (Note 15)	690	926
Current installments of finance leases (Note 16)	24	252
Liabilities associated with assets held for sale (Note 23)	—	69
Total current liabilities	4,176	4,252
Other liabilities (Note 17)	1,446	1,138
Regulatory liabilities (Note 9)	2,786	2,970
Deferred income taxes (Note 25)	2,969	2,686
Long-term debt (Note 15)	21,501	23,159
Finance leases (Note 16)	413	390
Total liabilities	33,291	34,595
Commitments and contingencies (Note 29)
Equity
Common shares (Note 18) (1)	13,645	11,889
Preference shares (Note 20)	1,623	1,623
Additional paid-in capital	11	11
Accumulated other comprehensive income (Note 21)	336	928
Retained earnings	2,916	2,082
Shareholders' equity	18,531	16,533
Non-controlling interests	1,582	1,923
Total equity	20,113	18,456
Total liabilities and equity	$53,404	$53,051

(1) No par value. Unlimited authorized shares; 463.3 million and 428.5 million issued and outstanding as at December 31, 2019 and 2018, respectively	Approved on Behalf of the Board
	/s/ Douglas J. Haughey	/s/ Tracey C. Ball

	Douglas J. Haughey,	Tracey C. Ball,

See accompanying Notes to Consolidated Financial Statements	Director	Director

1

FORTIS INC.
Consolidated Statements of Earnings
For the years ended December 31
(in millions of Canadian dollars, except per share amounts)

	2019	2018

Revenue (Note 6)	$8,783	$8,390

Expenses
Energy supply costs	2,520	2,495
Operating expenses	2,452	2,287
Depreciation and amortization	1,350	1,243
Total expenses	6,322	6,025
Gain on disposition (Note 23)	577	—
Operating income	3,038	2,365
Other income, net (Note 24)	138	60
Finance charges	1,035	974
Earnings before income tax expense	2,141	1,451
Income tax expense (Note 25)	289	165
Net earnings	$1,852	$1,286

Net earnings attributable to:
Non-controlling interests	$130	$120
Preference equity shareholders	67	66
Common equity shareholders	1,655	1,100
	$1,852	$1,286

Earnings per common share (Note 19)
Basic	$3.79	$2.59
Diluted	$3.78	$2.59

See accompanying Notes to Consolidated Financial Statements

FORTIS INC.
Consolidated Statements of Comprehensive Income
For the years ended December 31
(in millions of Canadian dollars)
	2019	2018

Net earnings	$1,852	$1,286

Other comprehensive (loss) income
Unrealized foreign currency translation (losses) gains, net of hedging activities and income tax (expense) recovery of $(13) million and $11 million, respectively	(660)	985
Other, net of income tax recovery (expense) of $5 million and $(2) million, respectively	(7)	6
	(667)	991
Comprehensive income	$1,185	$2,277

Comprehensive income attributable to:
Non-controlling interests	$55	$244
Preference equity shareholders	67	66
Common equity shareholders	1,063	1,967
	$1,185	$2,277

See accompanying Notes to Consolidated Financial Statements

2

FORTIS INC.
Consolidated Statements of Cash Flows
For the years ended December 31
(in millions of Canadian dollars)
	2019	2018

Operating activities
Net earnings	$1,852	$1,286
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - property, plant and equipment	1,199	1,107
Amortization - intangible assets	125	106
Amortization - other	26	30
Deferred income tax expense (Note 25)	247	136
Equity component, allowance for funds used during construction (Note 24)	(74)	(64)
Gain on disposition (Note 23)	(583)	—
Other	145	92
Change in long-term regulatory assets and liabilities	(106)	13
Change in working capital (Note 27)	(168)	(102)
Cash from operating activities	2,663	2,604
Investing activities
Capital expenditures - property, plant and equipment	(3,499)	(3,032)
Capital expenditures - intangible assets	(221)	(186)
Contributions in aid of construction	102	106
Proceeds on disposition (Note 23)	995	—
Other	(145)	(140)
Cash used in investing activities	(2,768)	(3,252)
Financing activities
Proceeds from long-term debt, net of issuance costs (Note 15)	937	1,566
Repayments of long-term debt, net of extinguishment costs, and finance leases	(1,676)	(563)
Borrowings under committed credit facilities	5,892	5,666
Repayments under committed credit facilities	(6,290)	(5,523)
Net change in short-term borrowings	472	38
Issue of common shares, net of costs, and dividends reinvested (Note 18)	1,442	34
Dividends
Common shares, net of dividends reinvested	(494)	(459)
Preference shares	(67)	(66)
Subsidiary dividends paid to non-controlling interests	(73)	(85)
Other	11	36
Cash from financing activities	154	644
Effect of exchange rate changes on cash and cash equivalents	(26)	24
Change in cash and cash equivalents	23	20
Cash and change in cash associated with assets held for sale	15	(15)
Cash and cash equivalents, beginning of year	332	327
Cash and cash equivalents, end of year	$370	$332

Supplementary Cash Flow Information (Note 27)

See accompanying Notes to Consolidated Financial Statements

3

FORTIS INC.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2019 and 2018
(in millions of Canadian dollars, except share numbers)
	Common Shares (# millions)	Common Shares (Note 18)	Preference Shares (Note 20)	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss) (Note 21)	Retained Earnings	Non-Controlling Interests	Total Equity

As at December 31, 2018	428.5	$11,889	$1,623	$11	$928	$2,082	$1,923	$18,456
Net earnings	—	—	—	—	—	1,722	130	1,852
Other comprehensive loss	—	—	—	—	(592)	—	(75)	(667)
Common shares issued	34.8	1,756	—	(5)	—	—	—	1,751
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(73)	(73)
Dividends declared on common shares ($1.855 per share)	—	—	—	—	—	(821)	—	(821)
Dividends declared on preference shares	—	—	—	—	—	(67)	—	(67)
Disposition (Note 23)	—	—	—	—	—	—	(318)	(318)
Other	—	—	—	5	—	—	(5)	—
As at December 31, 2019	463.3	$13,645	$1,623	$11	$336	$2,916	$1,582	$20,113

As at December 31, 2017	421.1	$11,582	$1,623	$10	$61	$1,727	$1,746	$16,749
Net earnings	—	—	—	—	—	1,166	120	1,286
Other comprehensive income	—	—	—	—	867	—	124	991
Common shares issued	7.4	307	—	(1)	—	—	—	306
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(85)	(85)
Dividends declared on common shares ($1.75 per share)	—	—	—	—	—	(745)	—	(745)
Dividends declared on preference shares	—	—	—	—	—	(66)	—	(66)
Other	—	—	—	2	—	—	18	20
As at December 31, 2018	428.5	$11,889	$1,623	$11	$928	$2,082	$1,923	$18,456

See accompanying Notes to Consolidated Financial Statements

4

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

1. DESCRIPTION OF BUSINESS

Fortis Inc. ("Fortis" or the "Corporation") is principally a North American regulated electric and gas utility holding company. Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities

ITC: Comprised of ITC Investment Holdings Inc., ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company ("ITCTransmission"), Michigan Electric Transmission Company, LLC ("METC"), ITC Midwest LLC ("ITC Midwest"), and ITC Great Plains, LLC. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

ITC owns and operates high-voltage transmission lines in Michigan's lower peninsula and portions of Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma.

UNS Energy: Comprised of UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. ("UNS Electric") and UNS Gas, Inc. ("UNS Gas").

UNS Energy's largest operating subsidiary, TEP, and UNS Electric are vertically integrated regulated electric utilities. They generate, transmit and distribute electricity to retail customers in southeastern Arizona, including the greater Tucson metropolitan area in Pima County and parts of Cochise County, as well as in Santa Cruz and Mohave counties. TEP also sells wholesale electricity to other entities in the western United States. Together they own generating capacity of 3,143 megawatts ("MW"), including 59 MW of solar capacity. Several generating assets in which they have an interest are jointly owned.

UNS Gas is a regulated gas distribution utility serving retail customers in Arizona's Mohave, Yavapai, Coconino, Navajo and Santa Cruz counties.

Central Hudson: CH Energy Group, Inc., which includes primarily Central Hudson Gas & Electric Corporation. Central Hudson is a regulated electric and gas transmission and distribution utility that serves portions of New York State's Mid-Hudson River Valley and owns gas-fired and hydroelectric generating capacity totalling 65 MW.

FortisBC Energy: Comprised of FortisBC Energy Inc., which is the largest regulated distributor of natural gas in British Columbia, providing transmission and distribution services in over 135 communities. FortisBC Energy obtains natural gas supplies primarily from northeastern British Columbia and Alberta on behalf of most customers.

FortisAlberta: FortisAlberta Inc. is a regulated electricity distribution utility operating in a substantial portion of southern and central Alberta. It is not involved in the direct sale of electricity.

FortisBC Electric: Comprised of FortisBC Inc., an integrated regulated electric utility operating in the southern interior of British Columbia. It owns four hydroelectric generating facilities with a combined capacity of 225 MW. It also provides operating, maintenance and management services relating to five hydroelectric generating facilities in British Columbia that are owned by third parties.

Other Electric: Comprised of utilities in eastern Canada and the Caribbean, as follows: Newfoundland Power Inc. ("Newfoundland Power"); Maritime Electric Company, Limited ("Maritime Electric"); FortisOntario Inc. ("FortisOntario"); a 39% equity investment in Wataynikaneyap Power Limited Partnership ("Wataynikaneyap Partnership") (Note 10); an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively, "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("Belize Electricity") (Note 10).

5

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Newfoundland Power is an integrated regulated electric utility and the principal distributor of electricity on the island portion of Newfoundland and Labrador with a generating capacity of 143 MW, of which 97 MW is hydroelectric. Maritime Electric is an integrated regulated electric utility and the principal distributor of electricity on Prince Edward Island ("PEI") with on-Island generating capacity of 140 MW. FortisOntario is comprised of three regulated electric utilities that provide service to customers in Fort Erie, Cornwall, Gananoque, Port Colborne and the District of Algoma in Ontario with a generating capacity of 5 MW. Wataynikaneyap Partnership is a partnership between 24 First Nations communities, Fortis and Algonquin Power & Utilities Corp. with a mandate of connecting remote First Nations communities to the electricity grid in Ontario through the development of new transmission lines.

In January 2019 Fortis reduced its equity investment in Wataynikaneyap Partnership from 49% to 39% to facilitate the inclusion of two additional First Nations communities into the partnership.

Caribbean Utilities is an integrated regulated electric utility and the sole electricity provider on Grand Cayman with a diesel-powered generating capacity of 161 MW. FortisTCI is comprised of two integrated regulated electric utilities that provide electricity to certain Turks and Caicos Islands and has a diesel-powered generating capacity of 91 MW. Belize Electricity is an integrated electric utility and the principal distributor of electricity in Belize.

Non-Regulated

Energy Infrastructure: Comprised of long-term contracted generation assets in Belize and the Aitken Creek natural gas storage facility ("Aitken Creek") in British Columbia. Generation assets in Belize consist of three hydroelectric generating facilities with a combined capacity of 51 MW, held through the Corporation's indirectly wholly-owned subsidiary Belize Electric Company Limited ("BECOL"). The output is sold to Belize Electricity under 50-year power purchase agreements ("PPAs"). Fortis indirectly owns 93.8% of Aitken Creek, with the remainder owned by BP Canada Energy Company. Aitken Creek is the only underground natural gas storage facility in British Columbia and has a working gas capacity of 77 billion cubic feet. The long-term contracted generation assets in British Columbia, the Waneta Expansion hydroelectric generating facility ("Waneta Expansion"), were sold on April 16, 2019 (Note 23).

Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting, including net corporate expenses of Fortis.

2. REGULATION

General

The earnings of the Corporation's regulated utilities are determined under cost of service ("COS") regulation, with some using performance-based rate setting ("PBR") mechanisms.

Under COS regulation, the regulator sets customer rates to permit a reasonable opportunity for the timely recovery of the estimated costs of providing service, including a fair rate of return on a regulatory deemed or targeted capital structure applied to an approved regulatory asset value ("rate base"). Under PBR mechanisms, formulae are generally applied that incorporate inflation and assumed productivity improvements for a set term.

The ability to recover prudently incurred costs of providing service and earn the regulator‑approved rate of return on common shareholders' equity ("ROE") and/or rate of return on rate base assets ("ROA") may depend on achieving the forecasts established in the rate-setting process. There can be varying degrees of regulatory lag between when costs are incurred and when they are reflected in customer rates.

The Corporation's regulated utilities, where applicable, are permitted by their respective regulators to flow through to customers, without markup, the cost of natural gas, fuel and/or purchased power through base customer rates and/or the use of rate stabilization and other mechanisms (Note 9).

6

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

ITC

ITC is regulated by the Federal Energy Regulatory Commission ("FERC") under the Federal Power Act (United States). Rates are set annually, using FERC-approved cost-based formula rate templates, and remain in effect for one year, which provides timely cost recovery. An annual true-up mechanism compares actual revenue requirements to billed revenues, and any variances are accrued and reflected in future rates within a two-year period. The formula rates do not require annual FERC approvals, although inputs remain subject to legal challenge by customers with FERC. ITC's allowed ROE ranged from 9.88% up to a maximum of 12.24% with incentive adders on a capital structure of 60% common equity for 2019 and 2018, reflecting the impact of a November 2019 order discussed below under "ROE Complaints".

Incentive Adder Complaint
In April 2018 a third-party complaint was filed with FERC challenging the independence incentive adders that are included in transmission rates charged by ITCTransmission, METC and ITC Midwest (collectively, "ITC's MISO Subsidiaries"), which operate in the Midcontinent Independent System Operator ("MISO") region. The adder allowed up to 0.50% or 1.00% to be added to the authorized ROE, subject to any ROE cap established by FERC. In October 2018 FERC issued an order reducing the adders to 0.25%, effective April 20, 2018. This equated to a 0.25% decrease in ROE, down from the approximate 0.50% that ITC was earning in rates previously approved by FERC. ITC began reflecting the 0.25% adder in transmission rates in November 2018. ITC's MISO Subsidiaries sought rehearing of this order in 2018, which was denied by FERC. In September 2019 ITC's MISO Subsidiaries filed an appeal in the U.S. Court of Appeal. The final resolution of this matter is not expected to have a material impact on the Corporation's earnings or cash flows.

ROE Complaints
Two third-party complaints requested that the base ROE for MISO transmission owners, including ITC's MISO Subsidiaries, be found to no longer be just or reasonable. The complaints cover two consecutive 15-month periods from November 2013 through February 2015 (the "Initial Refund Period" or "Initial Complaint") and February 2015 through May 2016 (the "Second Refund Period" or "Second Complaint").

In June 2016 the presiding Administrative Law Judge ("ALJ") issued an initial decision on the Second Complaint, recommending a base ROE of 9.70%, up to a maximum of 10.68% with incentive adders. Pending an order from FERC, an estimated regulatory liability of $206 million (US$151 million) had been recognized as at December 31, 2018 based on the ALJ's initial decision (Note 9).

In September 2016 FERC ordered that the base ROE for the Initial Refund Period be set at 10.32%, down from 12.38%, up to a maximum of 11.35% with incentive adders. The resultant rates applied prospectively from September 2016 until an approved ROE was established for the Second Refund Period. The total refund for the Initial Complaint as a result of the September 2016 FERC order was $158 million (US$118 million), including interest, and was paid in 2017.

In November 2019 FERC issued a decision on ITC's ROE Complaints ("November 2019 FERC Order"), which determined that the base ROE for the Initial Complaint and from September 2016 onward be 9.88%, up to a maximum of 12.24% with incentive adders. FERC also dismissed the Second Complaint, resulting in a ROE for that period of 12.38% plus incentive adders with no refund required. In addition, as an ROE complaint had not been filed for the period of May 2016 to September 2016, the ROE for that period continued to be 12.38% plus incentive adders with no refund required. The regulated utilities in the MISO region, including ITC, sought rehearing of this order on the basis that it will not allow utilities to earn a reasonable rate of return on investment. In January 2020 FERC issued an order granting the rehearing for further consideration, effectively extending FERC's review.

As at December 31, 2019, a regulatory liability of $91 million (US$70 million) was recognized related to the impact of the November 2019 FERC Order on the Initial Refund Period and for the period from September 2016 to December 2019 (Note 9). Additionally, the regulatory liability of $206 million (US$151 million) as at December 31, 2018 (Note 9), related to the Second Complaint, was reversed in 2019. The net impact of the November 2019 FERC Order was an increase in revenue and a decrease in interest expense resulting in an increase in net earnings of $79 million of which Fortis' share was $63 million. The favourable impact was comprised of: (i) $83 million related to the net reversal of liabilities established in prior periods; partially offset by (ii) $20 million related to the 2019 impact of a reduced ROE.

7

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Based on the outcome of the request for rehearing, it is possible the ROE and refunds could materially change from those recognized in 2019.

Notices of Inquiry
In March 2019 FERC issued a notice of inquiry ("NOI") seeking comments on whether and how to improve its electric transmission incentives policy. The outcome may impact the existing incentive adders that are included in transmission rates charged by transmission owners, including ITC. Also in March 2019, FERC issued a second NOI seeking comments on whether and how recent policies concerning the determination of the base ROE for electric utilities should be modified. The comment period for both NOI proceedings has ended. The outcome may impact ITC's future ROE and incentive adders.

UNS Energy

UNS Energy is regulated by the Arizona Corporation Commission ("ACC") and certain activities are subject to regulation by FERC under the Federal Power Act (United States). UNS Energy uses a historical test year to establish retail electricity and gas rates.

TEP's rates reflect an allowed ROE of 9.75% on a capital structure of approximately 50% common equity. Effective August 1, 2016, UNS Electric's rates reflect an allowed ROE of 9.5% on a capital structure of 52.8% common equity. Effective May 1, 2012, UNS Gas' rates reflect an allowed ROE of 9.75% on a capital structure of 50.8% common equity.

General Rate Application
In April 2019 TEP filed a general rate application with the ACC requesting an increase in non-fuel revenue of US$99 million, effective May 1, 2020, with electricity rates based on a 2018 historical test year. Intervenor testimony in relation to TEP's revenue requirement and rate design was filed in October 2019. The application, adjusted for rebuttal testimony filed by TEP in November 2019, includes a request to increase TEP's allowed ROE to 10.00% from 9.75% and the equity component of its capital structure to 53% from 50% on a rate base of US$2.7 billion. Hearings before the ALJ commenced in January and a decision is expected by mid-2020.

Central Hudson

Central Hudson is regulated by the New York State Public Service Commission ("PSC") and certain activities are subject to regulation by FERC under the Federal Power Act (United States). Central Hudson uses a future test year to establish rates.

Pursuant to a three-year settlement agreement arising from a 2017 general rate application, Central Hudson's rates reflect an allowed ROE of 8.8% on a capital structure of 48%, 49% and 50% common equity as of July 1, 2018, 2019 and 2020, respectively. Prior thereto, effective July 1, 2015, Central Hudson's allowed ROE was 9.0% on a capital structure of 48% common equity.

Central Hudson is also subject to an earnings sharing mechanism whereby the Company and its customers share equally earnings between 50 and 100 basis points above the allowed ROE. Earnings beyond that are primarily returned to customers.

FortisBC Energy and FortisBC Electric

FortisBC Energy and FortisBC Electric are regulated by the British Columbia Utilities Commission ("BCUC") pursuant to the Utilities Commission Act (British Columbia), and are subject to multi-year PBR plans whereby a going-in revenue requirement is first established and used to set initial rates and thereafter a prescribed formula is applied annually to the previous year's rates to establish new rates for the remainder of the multi-year period.

The PBR plans for the most recent term of 2014 through 2019 incorporate incentive mechanisms for improving operating and capital expenditure efficiencies. Operation and maintenance expenses and base capital expenditures during the PBR period are subject to an incentive formula reflecting incremental costs for inflation and half of customer growth, less a fixed productivity adjustment factor of 1.1% for FortisBC Energy and 1.03% for FortisBC Electric each year. The approved PBR plans also include a 50/50 sharing of variances from the formula‑driven operation and maintenance expenses and capital expenditures over the PBR period, and a number of service quality measures designed to ensure FortisBC Energy and FortisBC Electric maintain specified service levels.

8

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

FortisBC Energy is the benchmark utility in British Columbia, as designated by the BCUC, and effective January 1, 2016, its rates reflected an allowed ROE of 8.75% on a capital structure of 38.5% common equity. Effective January 1, 2016, FortisBC Electric's rates reflected an allowed ROE of 9.15% on a capital structure of 40% common equity.

In March 2019 FortisBC Energy and FortisBC Electric filed applications with the BCUC requesting approval of a multi-year rate plan and PBR methodology for 2020-2024. A decision is expected in mid-2020.

FortisAlberta

FortisAlberta is regulated by the Alberta Utilities Commission ("AUC") pursuant to the Electric Utilities Act (Alberta), the Public Utilities Act (Alberta), the Hydro and Electric Energy Act (Alberta) and the Alberta Utilities Commission Act (Alberta). FortisAlberta is subject to multi-year PBR plans for 2018-2022 whereby a going-in revenue requirement is first established and used to set initial rates and thereafter a prescribed formula is applied annually to the previous year's rates to establish new rates for the remainder of the multi-year period.

The PBR plans include mechanisms for the recovery or settlement of items determined to flow through directly to customers ("Y factor") and the recovery of costs related to capital expenditures that are not being recovered through the formula ("capital tracker" or "K-bar"). It also includes a Z factor, a PBR re-opener, and an efficiency carry-over mechanism. The Z factor permits an application for recovery of costs, subject to certain thresholds, related to significant unforeseen events. The PBR re-opener permits, subject to certain thresholds, an application to re-open and review the PBR plan to address specific problems with its design or operation. The efficiency carry-over mechanism provides an efficiency incentive by permitting the Company to continue to benefit from any efficiency gains achieved during the PBR term for two years following the end of that term.

Pursuant to generic cost of capital proceedings completed in 2018, FortisAlberta's rates reflect an allowed ROE of 8.5% on a capital structure of 37% common equity for 2018-2020, unchanged from 2017.

Second-Term Performance-Based Rate-Setting Proceeding
The AUC has ongoing proceedings to review regulatory applications for rebasing inputs included in PBR rates for 2018-2022, including anomaly-related adjustments and approved changes to depreciation parameters.

In January 2020 the AUC issued two decisions: (i) confirming that changes to depreciation parameters will be incorporated into incremental funding mechanisms; and (ii) establishing new criteria for anomaly-related adjustments. PBR utilities in Alberta are permitted to file depreciation studies by July 2020 and were required to submit their intent to file an anomaly-related adjustment application by February 7, 2020. FortisAlberta does not anticipate filing a depreciation study in 2020 and did notify the AUC of its intent to file an anomaly-related adjustment application.

Generic Cost of Capital Proceeding
In December 2018 the AUC initiated a generic cost of capital proceeding to consider a formula-based approach to setting the allowed ROE beginning in 2021 and whether any process changes are necessary for determining capital structure in years in which a ROE formula is in place. In April 2019 the AUC determined that a traditional non-formulaic approach for assessing ROE and deemed capital structure would be used in 2021, with consideration of a formula-based approach for determining the allowed ROE for 2022 and subsequent years. Expert evidence was filed in January 2020 with an oral hearing scheduled for April 2020. An AUC decision is expected later in 2020.

2018 Alberta Independent System Operator Tariff Application
In September 2019 the AUC issued a decision that addressed, among other things, a proposal to change how the Alberta Electric System Operator's customer contribution policy is accounted for between distribution facility owners, such as FortisAlberta, and transmission facility owners ("TFO"). The decision prevents any future investment by FortisAlberta under the policy and directs that the unamortized customer contributions of approximately $400 million as at December 31, 2017, which form part of FortisAlberta's rate base, be transferred to the incumbent TFO in FortisAlberta's service area.

9

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

In October 2019 FortisAlberta filed evidence to oppose the decision. Implementation of the order has been suspended and the decision remains under review by the AUC. It is expected that the decision will remain under review through the first quarter of 2020. The likely outcome of this process and potential impacts, if any, cannot be determined at this time.

Other Electric

Newfoundland Power is regulated by the Newfoundland and Labrador Board of Commissioners of Public Utilities under the Public Utilities Act (Newfoundland and Labrador) and uses a future test year to establish rates. Effective 2019 to 2020, and consistent with 2018, Newfoundland Power's rates reflect an allowed ROE of 8.5% on a capital structure of 45% common equity.

Maritime Electric is regulated by the Island Regulatory and Appeals Commission under the provisions of the Electric Power Act (PEI), the Renewable Energy Act (PEI) and the Electric Power (Electricity Rate-Reduction) Amendment Act (PEI), and uses a future test year to establish rates. Effective March 1, 2019 for a three-year period, and consistent with 2018, Maritime Electric's rates reflect an allowed ROE of 9.35% on a capital structure of 40% common equity.

FortisOntario's three electric utilities are regulated by the Ontario Energy Board under the Electricity Act (Ontario) and the Ontario Energy Board Act (Ontario). Two of FortisOntario's utilities use a future test year to establish rates under five-year PBR plans whereby a going-in revenue requirement is first established and used to set initial rates and thereafter a prescribed formula using inflationary factors less an efficiency target is applied annually to the previous year's rates to establish new rates for the remainder of the five-year period. The allowed ROEs ranged from 8.78% to 9.30% for both 2019 and 2018, on a capital structure of 40% common equity. FortisOntario's remaining utility is subject to a 35-year franchise agreement, expiring in 2033, whereby rates are based on a price cap with commodity cost flow through and with the base revenue requirement adjusted annually for inflation, load growth and customer growth.

Caribbean Utilities operates under licences from the Government of the Cayman Islands. Its exclusive transmission and distribution licence is for an initial 20-year period, expiring in April 2028, with a provision for automatic renewal. Its non-exclusive generation licence is for a 25-year term, expiring in November 2039. It is regulated under a rate‑cap adjustment mechanism based on published consumer price indices. The licences detail the role of the Cayman Islands Utility Regulation and Competition Office, which oversees all licences, establishes and enforces licence standards, reviews the rate-cap adjustment mechanism, and annually approves capital expenditures. Its allowed ROA for 2019 was in the range of 7.50% to 9.50% (7.00% to 9.00% for 2018).

FortisTCI operates under 50-year licences from the Government of the Turks and Caicos Islands, which expire in 2036 and 2037. Rates reflect a historical test year and a targeted allowed ROA of between 15.0% and 17.5% (the "Allowable Operating Profit"). The Allowable Operating Profit is based on a calculated rate base, including interest on the cumulative amount by which actual operating profits fall short of the Allowable Operating Profit (the "Cumulative Shortfall"). The calculated Allowable Operating Profit and Cumulative Shortfall are submitted to the Government annually. The recovery of the Cumulative Shortfall is dependent on future sales volumes and expenses. The achieved ROAs at the utilities have been significantly lower than those allowed as a result of the inability, due to economic and political factors, to increase rates to support significant capital investment in recent years.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for rate-regulated entities, and are in Canadian dollars unless otherwise indicated.

10

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

These consolidated financial statements include the accounts of the Corporation and its subsidiaries, and a controlled variable interest entity up to the date of its disposition on April 16, 2019 (Note 23). They reflect the equity method of accounting for entities in which Fortis has significant influence, but not control, and proportionate consolidation for assets that are jointly owned with non-affiliated entities. Intercompany transactions have been eliminated, except for transactions between non-regulated and regulated entities in accordance with US GAAP for rate-regulated entities.

Cash and Cash Equivalents

Cash and cash equivalents include cash, cash held in margin accounts, and short-term deposits with initial maturities of three months or less from the date of deposit.

Allowance for Doubtful Accounts

Fortis and each subsidiary, other than ITC, maintain an allowance for doubtful accounts that is estimated based on a variety of factors, including receivables aging, historical experience, specific events such as customer bankruptcy and economic conditions. ITC recognizes losses for uncollectible accounts based upon their specific identification. Accounts receivable are written off in the period in which they are deemed uncollectible.

Inventories

Inventories, consisting of materials and supplies, gas, fuel and coal in storage, are measured at the lower of weighted average cost and net realizable value.

Regulatory Assets and Liabilities

Regulatory assets and liabilities arise as a result of the utility rate-setting process and are subject to regulatory approval. Regulatory assets represent future revenues and/or receivables associated with certain costs incurred that will be, or are expected to be, recovered from customers in future periods through the rate-setting process. Regulatory liabilities represent: (i) future reductions or limitations of increases in revenue associated with amounts that will be, or are expected to be, refunded to customers through the rate-setting process; or (ii) an obligation to provide future service that customers have paid for in advance.

Certain remaining recovery and settlement periods are those expected by management and the actual periods could differ based on regulatory approval.

Investments

Investments accounted for using the equity method are reviewed annually for potential impairment in value. Impairments are recognized when identified.

Property, Plant and Equipment

Property, plant and equipment ("PPE") are recognized at cost less accumulated depreciation. Contributions in aid of construction by customers and governments are recognized as a reduction in the cost of, and are amortized in a manner consistent with, the related PPE.

Depreciation rates of the Corporation's regulated utilities include a provision for estimated future asset removal costs not identified as a legal obligation. The provision is recognized as a long-term regulatory liability (Note 9) against which actual asset removal costs are netted when incurred.

Most of the Corporation's regulated utilities derecognize PPE on disposal or when no future economic benefits are expected from their use. Upon derecognition, any difference between cost and accumulated depreciation, net of salvage proceeds, is charged to accumulated depreciation. No gain or loss is recognized.

11

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Through methodologies established by their respective regulators, the Corporation's regulated utilities capitalize: (i) overhead costs that are not directly attributable to specific PPE but relate to the overall capital expenditure plan; and (ii) an allowance for funds used during construction ("AFUDC"). The debt component of AFUDC totalling $40 million (2018 - $31 million) is reported as a reduction of finance charges and the equity component is reported as other income (Note 24). Both components are charged to earnings through depreciation expense over the estimated service lives of the applicable PPE.

At FortisAlberta the cost of PPE includes required contributions to the Alberta Electric System Operator ("AESO") toward funding the construction of transmission facilities (Note 2).

Excluding UNS Energy and Central Hudson, PPE includes inventory held for the development, construction and betterment of other assets. As required by its regulator, UNS Energy and Central Hudson recognize such items as inventory until used and reclassifies them to PPE once put into service.

Repairs and maintenance costs are charged to earnings in the period incurred. Replacements and betterments that extend the useful lives of PPE are capitalized.

PPE is depreciated using the straight-line method based on the estimated service lives of the assets. Depreciation rates for regulated PPE are approved by the respective regulators. Depreciation rates for 2019 ranged from 0.9% to 35.0% (2018 - 0.9% to 34.6%). The weighted average composite rate of depreciation, before reduction for amortization of contributions in aid of construction, was 2.6% for 2019 (2018 – 2.5%).

The service life ranges and weighted average remaining service life of the Corporation's PPE as at December 31 were as follows.

	2019		2018
(years)	Service Life Ranges	Weighted Average Remaining Service Life	Service Life Ranges	Weighted Average Remaining Service Life
Distribution
Electric	5-80	32	5-80	33
Gas	15-95	36	14-95	35
Transmission
Electric	20-90	43	20-90	42
Gas	5-85	32	5-85	41
Generation	1-85	25	1-85	24
Other	3-70	14	3-70	15

Intangible Assets

Intangible assets are recorded at cost less accumulated amortization. Their useful lives are assessed to be either indefinite or finite.

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually, either individually or, where the particular entity also has goodwill, at the reporting unit level in conjunction with goodwill impairment testing. An annual review is completed to determine whether the indefinite life assessment continues to be supportable. If not, the resultant changes are made prospectively.

Intangible assets with finite lives are amortized using the straight-line method based on the estimated service lives of the assets. Amortization rates for regulated intangible assets are approved by the respective regulators and ranged from 1.0% to 50.0% for 2019 (2018 – 1.0% to 50.0%).

12

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

The service life ranges and weighted average remaining service life of finite-life intangible assets as at December 31 were as follows.

	2019		2018
(years)	Service Life Ranges	Weighted Average Remaining Service Life	Service Life Ranges	Weighted Average Remaining Service Life
Computer software	3-10	4	3-10	4
Land, transmission and water rights	43-90	58	36-90	57
Other	10-100	12	10-100	13

Most of the Corporation's regulated utilities derecognize intangible assets on disposal or when no future economic benefits are expected from their use. Upon derecognition any difference between the cost and accumulated amortization of the asset, net of salvage proceeds, is charged to accumulated amortization. No gain or loss is recognized.

Impairment of Long-Lived Assets

The Corporation reviews the valuation of PPE, intangible assets with finite lives, and other long-term assets when events or changes in circumstances indicate that the carrying value may not exceed the total undiscounted cash flows expected to be generated by the asset. If that is determined to be the case, the asset is written down to estimated fair value and an impairment loss is recognized.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets related to business acquisitions.

Impairment testing is performed if an event or change in circumstances indicates that the fair value of a reporting unit may be below its carrying value. If so determined, goodwill is written down to estimated fair value and an impairment loss is recognized.

Otherwise, Fortis performs an annual assessment for each of the 11 reporting units having goodwill. The Corporation performs a qualitative assessment for certain reporting units and if it is determined that it is not likely that fair value is less than carrying value then a quantitative estimate of the fair value is not required. Otherwise, the primary method for estimating the fair value of the reporting units is the income approach, whereby net cash flow projections are discounted using an enterprise value method. Underlying estimates and assumptions, with varying degrees of uncertainty, include the amount and timing of expected future cash flows, growth rates, and discount rates.

A secondary valuation method, the market approach along with a reconciliation of the total estimated fair value of all reporting units to the Corporation's market capitalization, is also performed and evaluated.

Deferred Financing Costs

Issue costs, discounts and premiums are recognized against, and amortized over the life of, the related long-term debt.

Employee Future Benefits

Fortis and each subsidiary maintain one or a combination of defined benefit pension plans and defined contribution pension plans, as well as other post-employment benefit ("OPEB") plans, including certain health and dental coverage and life insurance benefits, for qualifying members. The costs of defined contribution pension plans are expensed as incurred.

13

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

For defined benefit pension and OPEB plans, the projected or accumulated benefit obligation and net benefit costs are actuarially determined using the projected benefits method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, for OPEB plans, expected health care costs. Discount rates reflect market interest rates on high‑quality bonds with cash flows that match the timing and amount of expected pension or OPEB payments.

Defined benefit pension and OPEB plan assets are recognized at fair value. For the purpose of determining defined benefit pension cost, FortisBC Energy and Newfoundland Power use the market-related value whereby investment returns in excess of, or below, expected returns are recognized in the asset value over a period of three years.

The excess of any cumulative net actuarial gain or loss over 10% of the greater of: (i) the projected or accumulated benefit obligation; and (ii) the fair value or market-related value, as applicable, of plan assets at the beginning of the fiscal year, along with unamortized past service costs, are deferred and amortized over the average remaining service period of active employees.

The net funded or unfunded status of defined benefit pension and OPEB plans, measured as the difference between the fair value of the plan assets and the projected or accumulated benefit obligation, is recognized on the Corporation's consolidated balance sheets.

For most of the Corporation's regulated utilities, any difference between defined benefit pension or OPEB plan costs ordinarily recognized under US GAAP and those recovered from customers in current rates is subject to deferral account treatment and is expected to be recovered from, or refunded to, customers in future rates (Note 9).

For most of the Corporation's regulated utilities, any unamortized balances related to net actuarial gains and losses, past service costs and transitional obligations associated with defined benefit pension or OPEB plans, as applicable, which would otherwise be recognized in accumulated other comprehensive income, are subject to deferral account treatment (Note 9).

Revenue Recognition

Most revenue is derived from energy sales and the provision of transmission services to customers based on regulator-approved tariff rates. Most contracts have a single performance obligation, being the delivery of energy or the provision of transmission services. No component of the transaction price is allocated to unsatisfied performance obligations. Revenue is generally measured in kilowatt hours, gigajoules or transmission load delivered. The billing of energy sales is based on customer meter readings, which occur systematically throughout each month. The billing of transmission services at ITC is based on peak monthly load.

FortisAlberta is a distribution company and is required by its regulator to arrange and pay for transmission services with the AESO. This includes the collection of transmission revenue from its customers, which occurs through the transmission component of its regulator-approved rates. FortisAlberta reports transmission revenue and expenses on a net basis.

Electricity, gas and transmission service revenue includes an estimate for unbilled energy consumed or service provided since the last meter reading that has not been billed at the end of the reporting period. Sales estimates generally reflect an analysis of historical consumption in relation to key inputs, such as current energy prices, population growth, economic activity, weather conditions and system losses. Unbilled revenue accruals are adjusted in the periods actual consumption becomes known.

Generation revenue from non-regulated operations is recognized on delivery at contracted fixed or market rates.

Variable consideration is estimated at the most likely amount and reassessed at each reporting date until the amount is known. Variable consideration, including amounts subject to a future regulatory decision, is recognized as a refund liability until entitlement is certain.

14

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Revenue excludes sales and municipal taxes collected from customers.

The Corporation has elected not to assess or account for any significant financing components associated with revenue billed in accordance with equal payment plans as the period between the transfer of energy to customers and the customers' payment is less than one year.

Revenue is disaggregated by geography, regulatory status, and substantially autonomous utility operations (Note 6). This represents the level of disaggregation used by the Corporation's President and Chief Executive Officer ("CEO") to allocate resources and evaluate performance.

Stock-Based Compensation

Compensation expense related to stock options is measured at the grant date using the Black-Scholes fair value option-pricing model and each grant is amortized to compensation expense as a single award evenly over the four-year vesting period, with the offsetting entry to additional paid-in capital.

Fortis satisfies stock option exercises by issuing common shares from treasury. Upon exercise, proceeds are credited to capital stock at the option prices and the fair value of the options, as previously recognized, is reclassified from additional paid-in capital to capital stock.

Fortis recognizes liabilities associated with its Directors' Deferred Share Unit ("DSU"), Performance Share Unit ("PSU") and Restricted Share Unit ("RSU") Plans, all representing cash-settled awards, at fair value at each reporting date until settlement. The fair value of these liabilities is based on the five-day volume weighted average price ("VWAP") of the Corporation's common shares at the end of each reporting period. The VWAP as at December 31, 2019 was $53.97 (December 31, 2018 - $45.14). The fair value of the PSU liability is also based on the expected payout probability, based on historical performance in accordance with the defined metrics of each grant and management's best estimate.

Compensation expense is recognized on a straight-line basis over the vesting period, which for the PSU and RSU Plans is over the lesser of three years or the period to retirement eligibility and for the DSU Plan is at the time of grant. Forfeitures are accounted for as they occur.

Foreign Currency Translation

Assets and liabilities of the Corporation's foreign operations, all of which have a US dollar functional currency, are translated at the exchange rate in effect at the balance sheet date and the resultant unrealized translation gains and losses are recognized in accumulated other comprehensive income. The exchange rate as at December 31, 2019 was US$1.00=CAD$1.30 (December 31, 2018 – US$1.00=CAD$1.36).

Revenue and expenses of the Corporation's foreign operations are translated at the average exchange rate for the reporting period, which was US$1.00=CAD$1.33 for 2019 (2018 - US$1.00=CAD$1.30).

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the balance sheet date. Revenue and expenses denominated in foreign currencies are translated at the exchange rate prevailing at the transaction date. Translation gains and losses are recognized in earnings.

Translation gains and losses on foreign currency-denominated debt that is designated as an effective hedge of foreign net investments are recognized in other comprehensive income.

Derivatives and Hedging

Derivatives Not Designated as Hedges
Derivatives not designated as hedges are used by: (i) Fortis, to manage cash flow risk associated with forecast US dollar cash inflows and forecast future cash settlements of DSU, PSU and RSU obligations; (ii) UNS Energy, to meet forecast load and reserve requirements; and (iii) Aitken Creek, to manage commodity price risk, capture natural gas price spreads, and manage the financial risk of physical transactions. These derivatives are measured at fair value with changes thereto recognized in earnings.

15

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Derivatives not designated as hedges are also used by UNS Energy, Central Hudson and FortisBC Energy to reduce energy price risk associated with purchased power and gas requirements. The settled amounts of these derivatives are generally included in regulated rates, as permitted by the respective regulators. These derivatives are measured at fair value with changes thereto recognized as regulatory assets or liabilities for recovery from, or refund to, customers in future rates (Note 9).

Derivatives that meet the normal purchase or normal sale scope exception are not measured at fair value and settled amounts are recognized in earnings as energy supply costs.

Derivatives Designated as Hedges
The Corporation, ITC and UNS Energy use cash flow hedges to manage interest rate risk. Unrealized gains and losses are initially recognized in accumulated other comprehensive income and reclassified to earnings when the underlying hedged transaction affects earnings. Any hedge ineffectiveness is immediately recognized in earnings.

The Corporation's earnings from, and net investments in, foreign subsidiaries and equity-accounted investments are exposed to fluctuations in the US dollar-to-Canadian dollar exchange rate. The Corporation has hedged a portion of this exposure through US dollar-denominated debt at the corporate level. Exchange rate fluctuations associated with the translation of this debt and the foreign net investments are recognized in accumulated other comprehensive income.

Presentation of Derivatives
The fair values of derivatives are recognized as current or long-term assets and liabilities depending on the timing of settlements and resulting cash flows. Derivatives under master netting agreements and collateral positions are presented on a gross basis. Cash flows associated with the settlement of all derivatives are presented in operating activities in the consolidated statements of cash flows.

Income Taxes

The Corporation and its taxable subsidiaries follow the asset and liability method of accounting for income taxes. Current income tax expense or recovery is recognized for the estimated income taxes payable or receivable in the current year.

Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes that are "more likely than not" to be realized. They are measured using enacted income tax rates and laws in effect when the temporary differences are expected to be recovered or settled. The effect of a change in income tax rates on deferred income tax assets and liabilities is recognized in earnings in the period when the change occurs. Valuation allowances are recognized when it is "more likely than not" that all, or a portion of, a deferred income tax asset will not be realized.

Customer rates at ITC, UNS Energy, Central Hudson and Maritime Electric reflect current and deferred income tax. Customer rates at FortisAlberta reflect current income tax. Customer rates at FortisBC Energy, FortisBC Electric, Newfoundland Power and FortisOntario reflect current income tax and, for certain regulatory balances, deferred income tax. Caribbean Utilities, FortisTCI and, for the 50-year term of its PPAs, BECOL are not subject to income tax.

Differences between the income tax expense or recovery recognized under US GAAP and that reflected in current customer rates, which is expected to be recovered from, or refunded to, customers in future rates, are recognized as regulatory assets or liabilities (Note 9).

At FortisAlberta the capital cost allowance pool for certain PPE for rate-setting purposes is different from that prescribed for Canadian tax filing purposes. In a future reporting period yet to be determined, the difference may result in reported income tax expense exceeding that reflected in customer rates.

16

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Fortis does not recognize deferred income taxes on temporary differences related to investments in foreign subsidiaries where it intends to indefinitely reinvest earnings. The difference between the carrying values of these foreign investments and their tax bases, resulting from unrepatriated earnings and currency translation adjustments, is approximately $2.8 billion as at December 31, 2019 (December 31, 2018 - $2.3 billion). If such earnings are repatriated, the Corporation may be subject to income taxes and foreign withholding taxes. The determination of the amount of unrecognized deferred income tax liabilities on such amounts is impractical.

Tax benefits associated with actual or expected income tax positions are recognized when the "more likely than not" recognition threshold is met. The tax benefits are measured at the largest amount of benefit that is greater than 50% likely to be realized upon settlement.

Income tax interest and penalties are recognized as income tax expense when incurred.

Asset Retirement Obligations

The Corporation's subsidiaries have asset retirement obligations ("AROs") associated with certain generation, transmission, distribution and interconnection assets, including land and environmental remediation and/or asset removal. These assets and related licences, permits, right-of-ways and agreements are reasonably expected to effectively exist and operate in perpetuity due to their nature. Consequently, where the final date and cost of remediation and/or removal of the noted assets cannot be reasonably determined, AROs have not been recognized.

Otherwise, AROs are recognized at fair value in the period incurred as an increase in PPE and long-term other liabilities (Note 17) if a reasonable estimate of fair value can be determined. Fair value is estimated as the present value of expected future cash outlays, discounted at a credit-adjusted risk-free interest rate. The increase in the liability due to the passage of time is recognized through accretion and the capitalized cost is depreciated over the useful life of the asset. Accretion and depreciation expense are deferred as a regulatory asset or liability based on regulatory recovery of these costs. Actual settlement costs are recognized as a reduction in the accrued liability.

Contingencies

Fortis and its subsidiaries are subject to various legal proceedings and claims that arise in the normal course of business. Management makes judgments regarding the future outcome of contingent events and recognizes a loss based on its best estimate when it is determined that such loss, or range of loss, is probable and can be reasonably estimated. Legal fees are expensed as incurred. When a loss is recoverable in future rates, a regulatory asset is also recognized.

Management regularly reviews current information to determine whether recognized provisions should be adjusted and new provisions are required. However, estimating probable losses requires considerable judgment about potential actions by third parties and matters are often resolved over long periods of time. Actual outcomes may differ materially from the amounts recognized.

New Accounting Policies

Leases
Effective January 1, 2019, the Corporation adopted Accounting Standards Update ("ASU") No. 2016-02, Leases, that requires lessees to recognize a right-of-use asset and lease liability for all leases with a lease term greater than 12 months, along with additional disclosures (Note 16).

At lease inception, the right-of-use asset and liability are both measured at the present value of future lease payments, excluding variable payments that are based on usage or performance. Future lease payments include both lease components (e.g., rent, real estate taxes and insurance costs) and non-lease components (e.g., common area maintenance costs), which Fortis accounts for as a single lease component. The present value is calculated using the rate implicit in the lease or a lease-specific secured interest rate based on the remaining lease term. Renewal options are included in the lease term when it is reasonably certain that the option will be exercised.

17

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Finance leases are depreciated over the lease term, except where: (i) ownership of the asset is transferred at the end of the lease term, in which case depreciation is over the estimated service life of the underlying asset; and (ii) the regulator has approved a different recovery methodology for rate-setting purposes, in which case the timing of the expense recognition will conform to the regulator's requirements.
Fortis applied the transition provisions of the new standard as of the adoption date and did not retrospectively adjust prior periods in accordance with the modified retrospective approach. Fortis elected a package of implementation options, referred to as practical expedients, that allowed it to not reassess: (i) whether existing contracts, including land easements, are or contain a lease; (ii) the classification of existing leases; or (iii) the initial direct costs for existing leases. Fortis also utilized the hindsight practical expedient to determine the lease term. Upon adoption, Fortis did not identify or record an adjustment to the opening balance of retained earnings, and there was no impact on net earnings or cash flows.

Hedging
Effective January 1, 2019, the Corporation adopted ASU No. 2017-12, Targeted Improvements to Accounting for Hedging Activities, which better aligns risk management activities and financial reporting for hedging relationships through changes to designation, measurement, presentation and disclosure guidance. Adoption did not have a material impact on the consolidated financial statements and related disclosures.

Fair Value Measurement Disclosures
Effective January 1, 2019, the Corporation adopted ASU No. 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement, which improves the effectiveness of financial statement note disclosures by clarifying what is required and important to users of the financial statements. The adoption of this ASU removed the following disclosures for all periods presented: (i) the amount of, and reasons for, transfers between level 1 and level 2 of the fair value hierarchy; (ii) the policy for the timing of transfers between levels; and (iii) the valuation processes for level 3 fair value measurements.

Pensions and Other Post-Retirement Plan Disclosures
Effective December 31, 2019, the Corporation early adopted, on a retrospective basis, ASU No. 2018-14, Changes to the Disclosure Requirements for Defined Benefit Plans, which modifies the disclosure requirements for employers with defined pension or other post-retirement plans and clarifies disclosure requirements. In particular, it removed the following disclosures: (i) the amounts in accumulated other comprehensive income expected to be recognized as components of net period benefit costs over the next fiscal period; and (ii) the effects of a one-percentage-point change on the assumed health care costs and the change in rates on service cost, interest cost and the benefit obligation for post-retirement health care benefits (Note 26).

Use of Accounting Estimates

The preparation of these consolidated financial statements in accordance with US GAAP requires management to make estimates and judgments, including those arising from matters dependent upon the finalization of regulatory proceedings, that affect the reported amounts of assets, liabilities, revenues, expenses, gains and losses. Management evaluates these estimates on an ongoing basis based upon historical experience, current conditions, and assumptions believed to be reasonable at the time they are made, with any adjustments being recognized in the period they become known. Actual results may differ significantly from these estimates.

4. FUTURE ACCOUNTING PRONOUNCEMENTS

Income Taxes

ASU No. 2019-12, Simplifying the Accounting for Income Taxes, issued in December 2019, is effective for Fortis January 1, 2021, with early adoption permitted. Principally, it improves consistent application of, and clarifies, existing income tax guidance. Fortis is assessing the impact that adoption will have on its consolidated financial statements.

18

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

5.    SEGMENTED INFORMATION

General

Fortis segments its business based on regulatory status, service territory, and the information used by its President and CEO in deciding how to allocate resources. Segment performance is evaluated primarily on net earnings attributable to common equity shareholders.

Related-party and inter-company transactions

Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions in 2019 or 2018.

Inter-company balances, transactions and profit are eliminated on consolidation, except for certain inter-company transactions between non-regulated and regulated entities in accordance with accounting standards for rate-regulated entities, which are summarized below.

(in millions)	2019	2018
Sale of capacity from Waneta Expansion to FortisBC Electric (1)	$17	$47
Lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy	23	25

(1)	Reflects amounts to the April 16, 2019 disposition of the Waneta Expansion (Note 23)

As at December 31, 2019, accounts receivable included approximately $8 million due from Belize Electricity (December 31, 2018 - $16 million).

The Corporation periodically provides short-term financing to subsidiaries to support capital expenditures, acquisitions and seasonal working capital requirements. As at December 31, 2019, there were inter-segment loans outstanding of $279 million (December 31, 2018 - $nil), payable on demand with a weighted average interest rate of 2.48%. Total interest charged in 2019 was $2 million.

19

FORTIS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2019 and 2018

	REGULATED								NON-REGULATED
Year Ended									Energy		Inter-
December 31, 2019		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
(in millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	total	structure	and Other	eliminations	Total
Revenue	$1,761	$2,212	$917	$1,331	$598	$418	$1,467	$8,704	$82	$—	$(3)	$8,783
Energy supply costs	—	814	254	438	—	121	890	2,517	3	—	—	2,520
Operating expenses	489	650	451	333	145	107	188	2,363	36	56	(3)	2,452
Depreciation and amortization	270	297	79	235	214	62	171	1,328	20	2	—	1,350
Gain on disposition	—	—	—	—	—	—	—	—	—	577	—	577
Operating income	1,002	451	133	325	239	128	218	2,496	23	519	—	3,038
Other income, net	37	28	17	16	2	4	2	106	2	30	—	138
Finance charges	290	130	46	136	104	72	77	855	—	180	—	1,035
Income tax expense	174	57	19	39	6	6	20	321	(1)	(31)	—	289
Net earnings	575	292	85	166	131	54	123	1,426	26	400	—	1,852
Non-controlling interests	104	—	—	1	—	—	17	122	8	—	—	130
Preference share dividends	—	—	—	—	—	—	—	—	—	67	—	67
Net earnings attributable to common equity shareholders	$471	$292	$85	$165	$131	$54	$106	$1,304	$18	$333	$—	$1,655
Goodwill	$7,970	$1,794	$586	$913	$228	$235	$251	$11,977	$27	$—	$—	$12,004
Total assets	19,799	10,205	3,726	7,305	4,831	2,328	4,185	52,379	711	641	(327)	53,404
Capital expenditures	1,148	915	317	463	423	106	295	3,667	28	25	—	3,720

Year Ended
December 31, 2018
(in millions)
Revenue	$1,504	$2,202	$924	$1,187	$579	$408	$1,412	$8,216	$184	$—	$(10)	$8,390
Energy supply costs	—	868	315	322	—	135	853	2,493	2	—	—	2,495
Operating expenses	448	609	410	308	167	105	182	2,229	40	28	(10)	2,287
Depreciation and amortization	234	272	71	219	192	61	160	1,209	32	2	—	1,243
Operating income	822	453	128	338	220	107	217	2,285	110	(30)	—	2,365
Other income, net	40	10	7	7	1	3	1	69	1	(10)	—	60
Finance charges	285	104	41	134	100	40	76	780	6	188	—	974
Income tax expense	139	66	20	55	1	14	22	317	6	(158)	—	165
Net earnings	438	293	74	156	120	56	120	1,257	99	(70)	—	1,286
Non-controlling interests	77	—	—	1	—	—	15	93	27	—	—	120
Preference share dividends	—	—	—	—	—	—	—	—	—	66	—	66
Net earnings attributable to common equity shareholders	$361	$293	$74	$155	$120	$56	$105	$1,164	$72	$(136)	$—	$1,100
Goodwill	$8,369	$1,884	$615	$913	$227	$235	$260	$12,503	$27	$—	$—	$12,530
Total assets	19,798	10,182	3,670	6,815	4,691	2,244	4,119	51,519	1,478	127	(73)	53,051
Capital expenditures	998	599	245	486	433	106	300	3,167	44	7	—	3,218

20

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

6. REVENUE

(in millions)	2019	2018
Electric and gas revenue
United States
ITC	$1,697	$1,539
UNS Energy	1,966	1,993
Central Hudson	894	963
Canada
FortisBC Energy	1,289	1,136
FortisAlberta	576	554
FortisBC Electric	362	354
Newfoundland Power	671	651
Maritime Electric	209	200
FortisOntario	206	197
Caribbean
Caribbean Utilities	270	253
FortisTCI	85	78
Total electric and gas revenue	8,225	7,918
Other services revenue (1)	374	408
Revenue from contracts with customers	8,599	8,326
Alternative revenue (2)	116	16
Other revenue	68	48
Total revenue	$8,783	$8,390

(1)	Includes $273 million and $234 million from regulated operations for 2019 and 2018, respectively

(2)	Includes a $91 million adjustment associated with the November 2019 FERC Order (Notes 2 and 9)

Revenue from Contracts with Customers
Electric and gas revenue includes revenue from the sale and/or delivery of electricity and gas, transmission revenue, and wholesale electric revenue, all based on regulator-approved tariff rates.

Other services revenue includes: (i) management fee revenue at UNS Energy for the operation of Springerville Units 3 and 4; (ii) revenue from storage optimization activities at Aitken Creek; (iii) the sale of energy from non-regulated generation operations, including the Waneta Expansion up to its disposition on April 16, 2019 (Note 23); and (iv) revenue from other services that reflect the ordinary business activities of Fortis' utilities.

Alternative Revenue
Alternative revenue programs allow utilities to adjust future rates in response to past activities or completed events if certain criteria are met. Alternative revenue is recognized on an accrual basis with a corresponding regulatory asset or liability until the revenue is settled. Upon settlement, revenue is not recognized as revenue from contracts with customers but rather as settlement of the regulatory asset or liability. The Corporation's significant alternative revenue programs are summarized as follows.

ITC's formula rates include an annual true-up mechanism that compares actual revenue requirements to billed revenue, and any under- or over-collections are accrued as a regulatory asset or liability and reflected in future rates within a two-year period (Note 9). The formula rates do not require annual regulatory approvals, although inputs remain subject to legal challenge.

21

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

UNS Energy's lost fixed-cost recovery mechanism ("LFCR") surcharge recovers lost fixed costs, as measured by a reduction in non-fuel revenue, associated with energy efficiency savings and distributed generation. To recover the LFCR regulatory asset, UNS Energy is required to file an annual LFCR adjustment request with the ACC for the LFCR revenue recognized in the prior year. The recovery is subject to a year-over-year cap of 2% of total retail revenue. UNS Energy's demand side management surcharge, which is approved by the ACC annually, compensates for the costs to design and implement cost-effective energy efficiency and demand response programs until such costs, along with a performance incentive, are reflected in non-fuel base rates.

At FortisBC Energy and FortisBC Electric, the earnings sharing mechanism allows for a 50/50 sharing of variances from operating and maintenance expenses and capital expenditures approved as part of the annual revenue requirement. This mechanism was in place until the expiry of the current PBR plan in 2019. Additionally, variances in the forecast versus actual customer-use rates are captured throughout the year in a revenue stabilization adjustment mechanism and a flow-through deferral account, both of which are either refunded to, or recovered from, customers in rates within two years.

Other Revenue
Other revenue primarily includes gains or losses on energy contract derivatives and lease revenue.

7. ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

(in millions)	2019	2018
Trade accounts receivable	$504	$538
Unbilled accounts receivable	601	575
Allowance for doubtful accounts	(35)	(33)
Total accounts receivable	1,070	1,080
Income tax receivable	35	91
Other (1)	192	186
	$1,297	$1,357

(1)	Consists mainly of customer billings for non-core services, gas mitigation costs and collateral deposits for gas purchases at FortisBC Energy, and the fair value of derivative instruments (Note 28)

8. INVENTORIES

(in millions)	2019	2018
Materials and supplies	$294	$280
Gas and fuel in storage	69	87
Coal inventory	31	31
	$394	$398

22

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

9. REGULATORY ASSETS AND LIABILITIES

(in millions)	2019	2018
Regulatory assets
Deferred income taxes (Notes 3 and 25)	$1,556	$1,532
Employee future benefits (Notes 3 and 26)	530	485
Deferred energy management costs (i)	279	230
Rate stabilization and related accounts (ii)	208	90
Derivatives (Notes 3 and 28)	119	57
Deferred lease costs (iii)	116	110
Generation early retirement costs (iv)	88	98
Manufactured gas plant site remediation deferral (Note 17)	81	73
Other regulatory assets (v)	406	400
Total regulatory assets	3,383	3,075
Less: Current portion	(425)	(324)
Long-term regulatory assets	$2,958	$2,751

Regulatory liabilities
Deferred income taxes (Notes 3 and 25)	$1,440	$1,574
Asset removal cost provision (Note 3)	1,187	1,169
Rate stabilization and related accounts (ii)	166	220
Energy efficiency liability (vi)	101	106
Renewable energy surcharge (vii)	94	85
ROE complaints liability (Note 2)	91	206
Electric and gas moderator account (viii)	45	60
Employee future benefits (Notes 3 and 26)	45	37
Other regulatory liabilities (v)	189	169
Total regulatory liabilities	3,358	3,626
Less: Current portion	(572)	(656)
Long-term regulatory liabilities	$2,786	$2,970
(i)    Deferred Energy Management Costs
Certain regulated subsidiaries provide energy management services to facilitate customer energy efficiency programs where the related expenditures have been deferred as a regulatory asset and are being amortized, and recovered from customers through rates, on a straight-line basis over periods ranging from 1 to 10 years.

(ii)	Rate Stabilization and Related Accounts
Rate stabilization accounts mitigate the earnings volatility otherwise caused by variability in the cost of fuel, purchased power and natural gas above or below a forecast or predetermined level, and by weather-driven volume variability. At certain utilities, revenue decoupling mechanisms minimize the earnings impact resulting from reduced energy consumption as energy efficiency programs are implemented. Resultant deferrals are recovered from, or refunded to, customers in future rates as approved by the respective regulators.

Related accounts include the annual true-up mechanism at ITC (Note 6).

(iii)	Deferred Lease Costs
Deferred lease costs at FortisBC Electric primarily relate to the Brilliant Power Purchase Agreement ("BPPA") (Note 16). The depreciation of the asset under finance lease and interest expense on the finance lease obligation are not being fully recovered in current customer rates since these rates only reflect the cash payments required under the BPPA. The annual differences are being deferred as a regulatory asset, which is expected to be recovered from customers in future rates over the term of the lease, which expires in 2056.

23

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

(iv)	Generation Early Retirement Costs
UNS Energy holds an undivided interest in the jointly owned Navajo Generating Station ("Navajo"), located on a site leased from the Navajo Nation with an initial lease term through December 2019. In June 2017 the Navajo Nation approved a land-lease extension that allowed TEP and the co-owners of Navajo to continue operations through December 2019 and begin decommissioning activities thereafter. TEP and the co-owners retired Navajo in November 2019, with related decommissioning activities continuing through 2054, and the capital and operating costs are being recovered through 2030.

UNS Energy owns the Sundt Generating Facility ("Sundt") and was required to retire Sundt Units 1 and 2 in November 2019. Capital and operating costs related to Sundt Units 1 and 2 are being recovered through 2028 and 2030, respectively.

Due to the early retirement of Navajo and Sundt, TEP requested recovery of final retirement costs over a 10-year period in the 2019 general rate application.

(v)	Other Regulatory Assets and Liabilities
These balances are comprised of regulatory assets and liabilities individually less than $40 million.

(vi)	Energy Efficiency Liability
The energy efficiency liability primarily relates to Central Hudson's Energy Efficiency Program, established to fund environmental policies associated with energy conservation programs as approved by its regulator.

(vii)	Renewable Energy Surcharge
Under the ACC's Renewable Energy Standard ("RES"), UNS Energy is required to increase its use of renewable energy each year until it represents at least 15% of its total annual retail energy requirements by 2025. The cost of carrying out the plan is recovered from retail customers through a RES surcharge. Any RES surcharge collections above or below the costs incurred to implement the plans are deferred as a regulatory liability or asset.

The ACC measures RES compliance through Renewable Energy Credits ("REC"). Each REC represents one kilowatt hour generated from renewable resources. When UNS Energy purchases renewable energy, the premium paid above the market cost of conventional power equals the REC recoverable through the RES surcharge. When RECs are purchased, UNS Energy records their cost as long-term other assets (Note 10) with a corresponding regulatory liability to reflect the obligation to use the RECs for future RES compliance. When RECs are reported to the ACC for compliance with RES requirements, energy supply costs and revenue are recognized in an equal amount.

(viii)	Electric and Gas Moderator Account
Under Central Hudson's 2018 three-year rate order certain regulatory assets and liabilities were approved by the PSC for offset and an electric and gas moderator account was established, which will be used for future customer rate moderation.

Regulatory assets not earning a return: (i) totalled $1,510 million and $1,490 million as at December 31, 2019 and 2018, respectively; (ii) are primarily related to deferred income taxes and employee future benefits; and (iii) generally do not represent a past cash outlay as they are offset by related liabilities that, likewise, do not incur a carrying cost for rate-making purposes. Recovery periods vary or are yet to be determined by the respective regulators.

24

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

10. OTHER ASSETS

(in millions)	2019	2018
Supplemental Executive Retirement Plan	$145	$143
Renewable Energy Credits (Note 9 (vii))	99	88
Equity investment - Belize Electricity	71	76
Employee future benefits (Note 26)	63	27
Operating leases (Note 16)	46	—
Other investments	43	34
Deferred compensation plan	30	26
Equity Investment - Wataynikaneyap Partnership	12	43
Other (1)	111	115
	$620	$552

(1)	Includes the fair value of derivatives (Note 28)

ITC, UNS Energy and Central Hudson provide additional post-employment benefits through Supplemental Executive Retirement Plans ("SERPs") and deferred compensation plans for Directors and Officers. The assets held to support these plans are reported separately from the related liabilities (Note 17). Most plan assets are held in trust and funded mainly through trust-owned life insurance policies and mutual funds. Assets in mutual and money market funds are recorded at fair value on a recurring basis (Note 28). Included in SERP assets are available-for-sale securities at ITC of $70 million (2018 - $72 million), for which gains and losses are recognized in earnings.

11. PROPERTY, PLANT AND EQUIPMENT

(in millions)	Cost	Accumulated Depreciation	Net Book Value
2019
Distribution
Electric (1)	$11,396	$(3,125)	$8,271
Gas	5,277	(1,330)	3,947
Transmission
Electric	15,207	(3,293)	11,914
Gas	2,267	(681)	1,586
Generation	6,380	(2,472)	3,908
Other	4,042	(1,327)	2,715
Assets under construction	1,329	—	1,329
Land	318	—	318
	$46,216	$(12,228)	$33,988

25

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

(in millions)	Cost	Accumulated Depreciation	Net Book Value
2018
Distribution
Electric (1)	$11,000	$(3,093)	$7,907
Gas	4,767	(1,244)	3,523
Transmission
Electric	14,665	(3,212)	11,453
Gas	2,214	(639)	1,575
Generation	6,164	(2,279)	3,885
Other	3,877	(1,251)	2,626
Assets under construction	1,478	—	1,478
Land	310	—	310
	$44,475	$(11,718)	$32,757

(1)
Includes FortisAlberta's deferred operating overhead costs of $121 million (December 31, 2018 - $103 million), representing costs related to the construction of PPE that are deferred for collection in future customer rates over the lives of the related PPE. These costs were reclassified to PPE from long-term regulatory assets to provide greater comparability between subsidiaries.

Electric distribution assets are those used to distribute electricity at lower voltages (generally below 69 kilovolts ("kV")). These assets include poles, towers and fixtures, low-voltage wires, transformers, overhead and underground conductors, street lighting, meters, metering equipment and other related equipment. Gas distribution assets are those used to transport natural gas at low pressures (generally below 2,070 kilopascals ("kPa")) or a hoop stress of less than 20% of standard minimum yield strength. These assets include distribution stations, telemetry, distribution pipe for mains and services, meter sets and other related equipment.

Electric transmission assets are those used to transmit electricity at higher voltages (generally at 69 kV and higher). These assets include poles, wires, switching equipment, transformers, support structures and other related equipment. Gas transmission assets are those used to transport natural gas at higher pressures (generally at 2,070 kPa and higher) or a hoop stress of 20% or more of standard minimum yield strength. These assets include transmission stations, telemetry, transmission pipe and other related equipment.

Generation assets are those used to generate electricity. These assets include hydroelectric and thermal generation stations, gas and combustion turbines, coal-fired generating stations, dams, reservoirs, photovoltaic systems, wind resources and other related equipment.

Other assets include buildings, equipment, vehicles, inventory, information technology assets and the Aitken Creek natural gas storage facility.

As at December 31, 2019 and 2018, assets under construction were primarily associated with ongoing transmission projects at ITC and the addition of gas-fired generating capacity at UNS Energy.

The cost of PPE under finance lease as at December 31, 2019 was $514 million (December 31, 2018 -$656 million) and related accumulated depreciation was $206 million (December 31, 2018 - $203 million) (Note 16).

26

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Jointly Owned Facilities

UNS Energy and ITC hold undivided interests in jointly owned generating facilities and transmission systems, are entitled to their pro rata share of the PPE, and are proportionately liable for the associated operating costs and liabilities. As at December 31, 2019, interests in jointly owned facilities consisted of the following.

	Ownership		Accumulated	Net Book
(in millions, except as noted)%		Cost	Depreciation	Value
San Juan Unit 1	50.0	$377	$(251)	$126
Four Corners Units 4 and 5	7.0	234	(100)	134
Luna Energy Facility	33.3	74	(1)	73
Gila River Common Facilities	50.0	105	(35)	70
Springerville Coal Handling Facilities	83.0	270	(117)	153
Transmission Facilities	1.0-80.0	982	(384)	598
		$2,042	$(888)	$1,154

12. INTANGIBLE ASSETS

		Accumulated	Net Book
(in millions)	Cost	Amortization	Value
2019
Computer software	$946	$(576)	$370
Land, transmission and water rights	890	(122)	768
Other	115	(61)	54
Assets under construction	68	—	68
	$2,019	$(759)	$1,260

		Accumulated	Net Book
(in millions)	Cost	Amortization	Value
2018
Computer software	$860	$(533)	$327
Land, transmission and water rights	855	(125)	730
Other	120	(58)	62
Assets under construction	81	—	81
	$1,916	$(716)	$1,200

Included in the cost of land, transmission and water rights as at December 31, 2019 was $133 million (December 31, 2018 - $131 million) not subject to amortization. Amortization expense was $125 million for 2019 (2018 - $106 million). Amortization is estimated to average approximately $77 million for each of the next five years.

27

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

13. GOODWILL

(in millions)	2019	2018
Balance, beginning of year	$12,530	$11,644
Acquisition of distribution systems by FortisAlberta	1	—
Foreign currency translation impacts (1)	(527)	886
Balance, end of year	$12,004	$12,530

(1)	Relates to the translation of goodwill associated with the acquisitions of ITC, UNS Energy, Central Hudson, Caribbean Utilities and FortisTCI, whose functional currency is the US dollar

No goodwill impairment was recognized by the Corporation in 2019 or 2018.

14. ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

(in millions)	2019	2018
Trade accounts payable	$754	$679
Employee compensation and benefits payable	229	193
Dividends payable	228	199
Customer and other deposits	226	267
Gas and fuel cost payable	225	281
Accrued taxes other than income taxes	223	206
Interest payable	212	230
Fair value of derivatives (Note 28)	83	69
Manufactured gas plant site remediation (Note 17)	31	32
Employee future benefits (Note 26)	24	25
Other	143	108
	$2,378	$2,289

28

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

15. LONG-TERM DEBT

(in millions)	Maturity Date	2019	2018
ITC
Secured US First Mortgage Bonds -
4.46% weighted average fixed rate (2018 - 4.51%)	2020-2055	$2,624	$2,652
Secured US Senior Notes -
4.26% weighted average fixed rate (2018 - 4.19%)	2040-2049	747	648
Unsecured US Senior Notes -
3.79% weighted average fixed rate (2018 - 3.91%)	2020-2043	3,312	3,751
Unsecured US Shareholder Note -
6.00% fixed rate (2018 - 6.00%)	2028	258	271
Unsecured US Term Loan Credit Agreement -
2.35% weighted average fixed rate	2021	260	—
UNS Energy
Unsecured US Tax-Exempt Bonds - 4.64% weighted
average fixed and variable rate (2018 - 4.66%)	2020-2040	603	654
Unsecured US Fixed Rate Notes -
4.38% weighted average fixed rate (2018 - 4.38%)	2021-2048	1,851	1,943
Central Hudson
Unsecured US Promissory Notes - 4.27% weighted
average fixed and variable rate (2018 - 4.43%)	2020-2059	986	938
FortisBC Energy
Unsecured Debentures -
4.87% weighted average fixed rate (2018 - 5.03%)	2026-2049	2,795	2,595
FortisAlberta
Unsecured Debentures -
4.64% weighted average fixed rate (2018 - 4.64%)	2024-2052	2,185	2,185
FortisBC Electric
Secured Debentures -
8.80% fixed rate (2018 - 8.80%)	2023	25	25
Unsecured Debentures -
5.05% weighted average fixed rate (2018 - 5.05%)	2021-2050	710	710
Other Electric
Secured First Mortgage Sinking Fund Bonds -
6.14% weighted average fixed rate (2018 - 6.14%)	2020-2057	571	578
Secured First Mortgage Bonds -
5.66% weighted average fixed rate (2018 - 5.66%)	2025-2061	220	220
Unsecured Senior Notes -
4.45% weighted average fixed rate (2018 - 4.45%)	2041-2048	152	152
Unsecured US Senior Loan Notes and Bonds - 4.53% weighted
average fixed and variable rate (2018 - 4.76%)	2020-2049	645	584
Corporate
Unsecured US Senior Notes and Promissory Notes -
3.80% weighted average fixed rate (2018 - 3.41%)	2020-2044	2,903	4,398
Unsecured Debentures -
6.50% fixed rate (2018 - 6.50%)	2039	200	200
Unsecured Senior Notes - 2.85% fixed rate (2018 - 2.85%)	2023	500	500
Long-term classification of credit facility borrowings		640	1,066
Fair value adjustment - ITC acquisition		133	161
Total long-term debt (Note 28)		22,320	24,231
Less: Deferred financing costs and debt discounts		(129)	(146)
Less: Current installments of long-term debt		(690)	(926)
		$21,501	$23,159

29

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Most long-term debt at the Corporation's regulated utilities is redeemable at the option of the respective utility at the greater of par or a specified price, together with accrued and unpaid interest. Security, if provided, is typically through a fixed or floating first charge on specific assets of the utility.

The Corporation's unsecured debentures and senior notes are redeemable at the option of Fortis at the greater of par or a specified price together with accrued and unpaid interest.

Certain long-term debt at the Corporation have covenants that (i) restrict the issuance of additional debt such that the consolidated debt to consolidated capitalization ratio does not exceed 70% at any time, and (ii) provide that the Corporation shall not declare, pay or make any dividends or any other restricted payments if, immediately thereafter, its consolidated debt to consolidated capitalization ratio would exceed 65%.

Long-Term Debt Issuances

(in millions, except %)	Month Issued	Interest Rate (%)	Maturity	Amount		Use of Proceeds
ITC
Secured notes	January	4.55	2049	US	50	(1) (2) (3)
Unsecured term loan credit agreement (4)	June	(5)	2021	US	200	(6)
Secured notes	July	4.65	2049	US	50	(1) (2) (3)
First mortgage bonds	August	3.30	2049	US	75	(1) (2) (3)
Central Hudson
Unsecured notes	October	3.89	2049	US	50	(2) (3) (6)
Unsecured notes	October	3.99	2059	US	50	(2) (3) (6)
FortisBC Energy
Unsecured debentures	August	2.82	2049	200		(1)
FortisTCI
Unsecured non-revolving term loan	February	(7)	2025	US	5	(2) (3)
Caribbean Utilities
Unsecured notes	May	4.14	2049	US	40	(1) (3) (6)
Unsecured notes	August	4.14	2049	US	20	(2) (3) (6)
Unsecured notes	August	3.83	2039	US	20	(2) (3) (6)

(1)	Repay credit facility borrowings

(2)	Finance capital expenditures

(3)	General corporate purposes

(4)	Maximum amount of borrowings under this agreement is US$400 million; in January 2020 the remaining US$200 million was drawn to repay outstanding commercial paper balances

(5)	Floating rate of a one-month LIBOR plus a spread of 0.60%

(6)	Repay maturing long-term debt

(7)	Floating rate of a one-month LIBOR plus a spread of 1.75%

Fortis used the proceeds from the disposition of the Waneta Expansion (Note 23) to repay credit facility borrowings and repurchase, via a tender offer, US$400 million of its outstanding 3.055% unsecured senior notes due in 2026. A gain on the repayment of debt of $11 million ($7 million after tax), net of expenses, was recognized in other income, net (Note 24).

Fortis used the proceeds from the issuance of common shares (Note 18) to redeem the US$500 million, 2.10% unsecured notes that were due in 2021, to repay credit facility borrowings, and for general corporate purposes.

30

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

In January 2020 ITC entered into an unsecured term loan credit agreement, due in January 2021, under which the maximum amount of US$75 million was borrowed. The proceeds were used to repay credit facility borrowings.

Long-Term Debt Repayments

The consolidated requirements to meet principal repayments and maturities in each of the next five years and thereafter are as follows.

Total
(year)	(in millions)
2020	$690
2021	872
2022	1,146
2023	1,553
2024	1,106
Thereafter	16,953
$22,320

Credit Facilities

As at December 31, 2019, the Corporation and its subsidiaries had consolidated credit facilities of approximately $5.6 billion, of which approximately $4.3 billion was unused, including $1.3 billion unused under the Corporation's committed revolving corporate credit facility.

The following summarizes the credit facilities of the Corporation and its subsidiaries.

(in millions)	Regulated Utilities	Corporate and Other	2019	2018
Total credit facilities	$4,209	$1,381	$5,590	$5,165
Credit facilities utilized:
Short-term borrowings (1)	(512)	—	(512)	(60)
Long-term debt (including current portion) (2)	(640)	—	(640)	(1,066)
Letters of credit outstanding	(64)	(50)	(114)	(119)
Credit facilities unutilized	$2,993	$1,331	$4,324	$3,920
(1)    The weighted average interest rate was approximately 3.2% (December 31, 2018 - 4.2%).

(2)	The weighted average interest rate was approximately 2.4% (December 31, 2018 - 3.3%). The current portion was $252 million (December 31, 2018 - $735 million).

Credit facilities are syndicated primarily with large banks in Canada and the United States, with no one bank holding more than 20% of the total facilities. Approximately $5.1 billion of the total credit facilities are committed facilities with maturities ranging from 2020-2024.

31

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Consolidated credit facilities of approximately $5.6 billion as at December 31, 2019 are itemized below.

(in millions)	Amount		Maturity
Unsecured committed revolving credit facilities
Regulated utilities
ITC (1)	US	900	October 2022
UNS Energy	US	500	October 2022
Central Hudson	US	250	(2)
FortisBC Energy	700		August 2024
FortisAlberta	250		August 2024
FortisBC Electric	150		April 2024
Other Electric	190		(3)
Other Electric (4)	US	50	January 2020
Corporate and Other	1,350		(5)
Other facilities
UNS Energy - unsecured non-revolving facility	US	225	December 2020
Central Hudson - uncommitted credit facility	US	40	n/a
FortisBC Electric - unsecured demand overdraft facility	10		n/a
Other Electric - unsecured demand facilities	20		n/a
Other Electric - unsecured demand facility and emergency standby loan	US	60	April 2020
Corporate and Other - unsecured non-revolving facility	31		n/a

(1)	ITC also has a US$400 million commercial paper program, under which US$200 million was outstanding as at December 31, 2019, which is reported in short-term borrowings.

(2)	US$50 million in July 2020 and US$200 million in October 2020

(3)	$40 million in June 2021, $50 million in February 2022 and $100 million in August 2024

(4)	Subsequent to year end, facility was increased to US$70 million and the maturity date extended to January 2025

(5)	$50 million in April 2022 and $1.3 billion in July 2024 with the option to increase by an amount up to $500 million

16. LEASES

The Corporation and its subsidiaries lease office facilities, utility equipment, land, and communication tower space with remaining terms of up to 22 years, with optional renewal terms. Certain lease agreements include rental payments adjusted periodically for inflation or require the payment of real estate taxes, insurance, maintenance, or other operating expenses associated with the lease premises.

The Corporation's subsidiaries also have finance leases related to generating facilities with remaining terms of up to 36 years.

32

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Leases were presented on the consolidated balance sheet as follows.

(in millions)	2019
Operating leases
Other assets	$46
Accounts payable and other current liabilities	(8)
Other liabilities	(38)

Finance leases (1) (2) (3)
Regulatory assets	$116
PPE, net	308
Current installments of finance leases	(24)
Finance leases	(413)

(1)
FortisBC Electric has a finance lease for the BPPA (Note 9 (iii)), which relates to the sale of the output of the Brilliant hydroelectric plant, and for the Brilliant Terminal Station ("BTS"), which relates to the use of the station. Both agreements expire in 2056. In exchange for the specified take-or-pay amounts of power, the BPPA requires semi-annual payments based on a return on capital, which includes the original and ongoing capital cost, and related variable power purchase costs. The BTS requires semi-annual payments based on a charge related to the recovery of the capital cost of the BTS, and related variable operating costs.

(2)
TEP is party to two Springerville Common Facilities leases with fixed purchase options and initial terms to January 2021. During 2019 TEP exercised its option to purchase a 32.2% undivided interest in the Springerville Common Facilities by January 2021 for $88 million.

(3)	In December 2019 TEP exercised its option to purchase Gila River Unit 2 for $212 million.

The components of lease expense were as follows.

(in millions)	2019
Operating lease cost	$10
Finance lease cost:
Amortization	17
Interest	48
Variable lease cost	39
Total lease cost	$114

Operating lease cost in 2018 was $10 million.

As at December 31, 2019, the present value of minimum lease payments was as follows.

(in millions)	Operating Leases	Finance Leases	Total
2020	$10	$56	$66
2021	8	121	129
2022	7	33	40
2023	6	33	39
2024	4	33	37
Thereafter	22	1,083	1,105
	57	1,359	1,416
Less: Imputed interest	(11)	(922)	(933)
Total lease obligations	46	437	483
Less: Current installments	(8)	(24)	(32)
	$38	$413	$451

33

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

As at December 31, 2018, the present value of minimum lease payments was as follows.

Total
(year)	(in millions)
2019	$313
2020	77
2021	80
2022	49
2023	47
Thereafter	1,885
2,451
Less: Imputed interest and executory costs	(1,809)
Total capital lease and finance obligations	642
Less: Current installments	(252)
$390

Supplemental lease information was as follows.

(in millions, except as indicated)	2019
Weighted average remaining lease term (years)
Operating leases	10
Finance leases	27
Weighted average discount rate (%)
Operating leases	4.1
Finance leases	4.8
Cash payments related to lease liabilities
Operating cash flows used for operating leases	$(10)
Operating cash flows used for finance leases	(47)
Financing cash flows used for finance leases	(16)
Investing cash flows used for finance leases	(212)

See Note 27 for non-cash transactions that resulted in right-of-use assets obtained in exchange for new lease liabilities.

17. OTHER LIABILITIES

(in millions)	2019	2018
Employee future benefits (Note 26)	$832	$741
AROs (Note 3)	148	111
Stock-based compensation plans (Note 22)	83	56
Customer and other deposits	70	57
Fair value of derivatives (Note 28)	68	30
Manufactured gas plant site remediation (i)	48	32
Mine reclamation obligations (ii)	43	40
Operating leases	38	—
Finance obligations (iii)	38	—
Deferred compensation plan (Note 10)	33	29
Other	45	42
	$1,446	$1,138

34

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

(i)
Environmental regulations require Central Hudson to investigate sites at which the Company or its predecessors once owned and/or operated manufactured gas plants and, if necessary, remediate those sites. Costs are accrued based on the amounts that can be reasonably estimated. As at December 31, 2019, an obligation of $74 million (US$57 million) was recognized, including a current portion of $26 million (US$20 million) recognized in accounts payable and other current liabilities (Note 14). Central Hudson has notified its insurers that it intends to seek reimbursement where insurance coverage exists. Differences between actual costs and the associated rate allowances are deferred as a regulatory asset for future recovery (Note 9).

(ii)
TEP pays ongoing reclamation costs related to two coal mines that supply generating facilities in which it has an ownership interest but does not operate. Costs are deferred as a regulatory asset and recovered from customers as permitted by the regulator. TEP's share of the reclamation costs is estimated to be $74 million (US$57 million) upon expiry of the coal agreements between 2022 and 2031. The present value of the estimated future liability is shown in the table above.

(iii)
Between 2000 and 2005 FortisBC Energy entered into arrangements whereby certain natural gas distribution assets were leased to certain municipalities and then leased back by FortisBC Energy. These assets are integral equipment to real estate assets and the transactions have been accounted for as finance transactions, with the proceeds thereof recognized as finance obligations. Lease payments, net of the portion recognized as interest expense, reduce the finance obligations. The finance obligations have implicit interest rates ranging from 6.9% to 7.25% and are being repaid over an initial 35-year period with an early termination option after 17 years. If the Company exercises this option, it would pay the municipality an early termination payment equal to the carrying value of the obligation at termination. In November 2019 and October 2018, FortisBC Energy exercised early termination payment options in the amount of $12 million and $27 million, respectively, on two of these arrangements.

18. COMMON SHARES

During 2019 the Corporation issued approximately 4.1 million common shares under its at-the-market common equity program at an average price of $52.16 per share. The gross proceeds of $212 million ($209 million net of commissions) were used primarily to fund capital expenditures.

Also during 2019 the Corporation issued approximately 22.8 million common shares representing gross proceeds of $1,190 million ($1,167 million net of commissions) at a price of $52.15 per share. The net proceeds were used to redeem US$500 million of its outstanding 2.10% unsecured notes due on October 4, 2021, to repay credit facility borrowings, and for general corporate purposes.

19. EARNINGS PER COMMON SHARE

Diluted earnings per share ("EPS") was calculated using the treasury stock method for options.

	2019			2018
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Basic EPS	$1,655	436.8	$3.79	$1,100	424.7	$2.59
Potential dilutive effect of stock options	—	0.7	—	—	0.5	—
Diluted EPS	$1,655	437.5	$3.78	$1,100	425.2	$2.59

35

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

20. PREFERENCE SHARES

Authorized
An unlimited number of first preference shares and second preference shares, without nominal or par value.

Issued and outstanding	2019		2018
First Preference Shares	Number		Number
	of Shares	Amount	of Shares	Amount
	(in thousands)	(in millions)	(in thousands)	(in millions)
Series F	5,000	$122	5,000	$122
Series G	9,200	225	9,200	225
Series H	7,025	172	7,025	172
Series I	2,975	73	2,975	73
Series J	8,000	196	8,000	196
Series K	10,000	244	10,000	244
Series M	24,000	591	24,000	591
	66,200	$1,623	66,200	$1,623

Characteristics of the first preference shares are as follows.

				Earliest
			Reset	Redemption		Right to
	Initial	Annual	Dividend	and/or	Redemption	Convert on
	Yield	Dividend	Yield	Conversion	Value	a One-For-
First Preference Shares (1) (2)	(%)	($)	(%)	Option Date	($)	One Basis
Perpetual fixed rate
Series F	4.90	1.2250	—	December 1, 2011	25.00	—
Series J (3)	4.75	1.1875	—	December 1, 2017	25.50	—
Fixed rate reset (4) (5)
Series G	5.25	1.0983	2.13	September 1, 2013	25.00	—
Series H	4.25	0.6250	1.45	June 1, 2015	25.00	Series I
Series K (6)	4.00	0.9823	2.05	March 1, 2019	25.00	Series L
Series M (7)	4.10	0.9783	2.48	December 1, 2019	25.00	Series N
Floating rate reset (5) (8)
Series I (3)	2.10	—	1.45	June 1, 2015	25.50	Series H
Series L	—	—	2.05	March 1, 2024	—	Series K
Series N	—	—	2.48	December 1, 2024	—	Series M

(1)
Holders are entitled to receive a fixed or floating cumulative quarterly cash dividend as and when declared by the Board of Directors of the Corporation, payable in equal installments on the first day of each quarter.

(2)
On or after the specified redemption dates, the Corporation has the option to redeem for cash the outstanding first preference shares, in whole or in part, at the specified per share redemption value plus all accrued and unpaid dividends up to but excluding the dates fixed for redemption, and in the case of the first preference shares that reset, on every fifth anniversary date thereafter.

(3)
First Preference Shares, Series J were redeemable at $26.00 until December 1, 2018, decreasing by $0.25 each year until December 1, 2021 and redeemable at $25.00 per share thereafter. First Preference Shares, Series I are redeemable at $25.50 per share, up to but excluding June 1, 2020, and at $25.00 per share on June 1, 2020, and on every fifth anniversary date thereafter.

(4)
On the redemption and/or conversion option date, and each five-year anniversary thereafter, the reset annual dividend per share will be determined by multiplying $25.00 per share by the annual fixed dividend rate, which is the sum of the five-year Government of Canada Bond Yield on the applicable reset date, plus the applicable reset dividend yield.

(5)
On each conversion option date, the holders have the option, subject to certain conditions, to convert any or all of their shares into an equal number of Cumulative Redeemable first preference shares of a specified series.

(6)	The annual dividend per share for the First Preference Shares, Series K was reset from $1.0000 to $0.9823 for the five-year period from March 1, 2019 up to but excluding March 1, 2024.

(7)	The annual dividend per share for the First Preference Shares, Series M was reset from $1.0250 to $0.9783 for the five-year period from December 1, 2019 up to but excluding December 1, 2024.

(8)	The floating quarterly dividend rate will be reset every quarter based on the then current three‑month Government of Canada Treasury Bill rate plus the applicable reset dividend yield.

36

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

On the liquidation, dissolution or winding-up of Fortis, holders of common shares are entitled to participate ratably in any distribution of assets of Fortis, subject to the rights of holders of first and second preference shares and any other class of shares of the Corporation entitled to receive the assets of the Corporation on such a distribution, in priority to or ratably with the holders of the common shares.

21. ACCUMULATED OTHER COMPREHENSIVE INCOME

(in millions)	Opening Balance	Net Change	Ending Balance
2019
Unrealized foreign currency translation gains (losses)
Net investments in foreign operations	$1,470	$(757)	$713
Hedges of net investments in foreign operations	(544)	185	(359)
Income tax recovery (expense)	10	(13)	(3)
	936	(585)	351
Other
Cash flow hedges (Note 28)	11	6	17
Unrealized employee future benefits losses (Note 26)	(20)	(18)	(38)
Income tax recovery	1	5	6
	(8)	(7)	(15)
Accumulated other comprehensive income	$928	$(592)	$336

2018
Unrealized foreign currency translation gains (losses)
Net investments in foreign operations	$247	$1,223	$1,470
Hedges of net investments in foreign operations	(172)	(372)	(544)
Income tax (expense) recovery	(1)	11	10
	74	862	936
Other
Cash flow hedges (Note 28)	10	1	11
Unrealized employee future benefits (losses) gains (Note 26)	(26)	6	(20)
Income tax recovery (expense)	3	(2)	1
	(13)	5	(8)
Accumulated other comprehensive income	$61	$867	$928

22. STOCK-BASED COMPENSATION PLANS

Stock Options

Officers and certain key employees of Fortis and its subsidiaries are eligible for grants of options to purchase common shares of the Corporation. Options are exercisable for a period of 10 years from the grant date, expire no later than three years after the termination, death or retirement of the optionee, and vest evenly over a four-year period on each anniversary of the grant date.

37

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

The following options were granted in 2019 and 2018.

	2019	2018
	February	February	March
Options granted (# in thousands)	852	722	40
Exercise price ($) (1)	47.57	41.27	42.00
Grant date fair value ($)	3.70	3.43	4.08
Valuation assumptions:
Dividend yield (%) (2)	3.8	3.7	3.7
Expected volatility (%) (3)	15.2	15.5	15.7
Risk-free interest rate (%) (4)	1.8	2.1	2.0
Weighted average expected life (years) (5)	5.6	5.6	5.6

(1)	Five-day VWAP immediately preceding the grant date

(2)	Reflects average annual dividend yield up to the grant date and the weighted average expected life of the options

(3)	Reflects historical experience over a period equal to the weighted average expected life of the options

(4)	Government of Canada benchmark bond yield at the grant date that covers the weighted average expected life of the options

(5)	Reflects historical experience

The following table summarizes information related to stock options for 2019.

	Total Options		Non-vested Options (1)
(in thousands, except as indicated)	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Grant Date Fair Value
Options outstanding, January 1, 2019	4,015	$37.73	1,771	$3.10
Granted	852	$47.57	852	$3.70
Exercised	(1,449)	$35.36	n/a	n/a
Vested	n/a	n/a	(713)	$2.92
Cancelled/Forfeited	—	n/a	—	n/a
Options outstanding, December 31, 2019	3,418	$41.18	1,910	$3.43
Options vested, December 31, 2019 (2)	1,508	$37.69

(1)
As at December 31, 2019, there was $7 million of unrecognized compensation expense related to stock options not yet vested, which is expected to be recognized over a weighted average period of approximately three years.

(2)	As at December 31, 2019, the weighted average remaining term of vested options was six years with an aggregate intrinsic value of $24 million.

The following table summarizes additional stock option information.

(in millions)	2019	2018
Stock option expense recognized	$2	$2
Stock options exercised:
Cash received for exercise price	51	12
Intrinsic value realized by employees	22	3
Fair value of options that vested	2	2

Directors' DSU Plan

Directors of the Corporation who are not officers are eligible for grants of DSUs representing the equity portion of their annual compensation. Directors can further elect to receive credit for their quarterly cash retainer in a notional account of DSUs in lieu of cash. The Corporation may also determine that special circumstances justify the grant of additional DSUs to a director.

38

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Each DSU vests at the grant date, has an underlying value equivalent to that of one common share of the Corporation, is entitled to commensurate notional common share dividends, and is settled in cash.

The following table summarizes information related to DSUs.

	2019	2018
Number of units (in thousands)
Beginning of year	177	185
Granted	29	32
Notional dividends reinvested	6	8
Paid out	(47)	(48)
End of year	165	177

Additional information (in millions)
Compensation expense recognized	$3	$2
Cash payout (1)	2	2
Accrued liability as at December 31 (2)	9	8

(1)	Reflects a weighted average payout price of $51.76 per DSU (2018 - $43.15)

(2)	Recognized at the respective December 31st VWAP (Note 3) and included in long-term other liabilities (Note 17)

PSU Plans

Senior management of the Corporation and its subsidiaries, and all ITC employees, are eligible for grants of PSUs representing a component of their long-term compensation.

Each PSU vests over a three-year period or immediately upon retirement eligibility of the holder, has an underlying value equivalent to that of one common share of the Corporation, is entitled to commensurate notional common share dividends, and is settled in cash. At the end of the three-year vesting period, cash payouts are the product of: (i) the numbers of units vested; (ii) the VWAP of the Corporation's common shares for the five trading days prior to the maturity date; and (iii) a payout percentage that may range from 0% to 200%.

The payout percentage is based on the Corporation's performance over the three-year vesting period, mainly determined by: (i) the Corporation's total shareholder return as compared to a predefined peer group of companies; and (ii) the Corporation's cumulative EPS, or for certain subsidiaries the Company's cumulative net income, as compared to the target established at the time of the grant.

39

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

The following table summarizes information related to PSUs.

	2019	2018
Number of units (in thousands)
Beginning of year	1,763	1,351
Granted	690	669
Notional dividends reinvested	73	66
Paid out	(357)	(281)
Cancelled/forfeited	(51)	(42)
End of year	2,118	1,763

Additional information (in millions)
Compensation expense recognized	$74	$22
Compensation expense unrecognized (1)	35	27
Cash payout (2)	16	14
Accrued liability as at December 31 (3)	106	50
Aggregate intrinsic value as at December 31 (4)	141	77

(1)	Relates to unvested PSUs and is expected to be recognized over a weighted average period of two years

(2)	Reflects a weighted average payout price of $45.14 per PSU and a payout percentage of 101% (2018 - $46.01 and 109% respectively)

(3)	Recognized at the respective December 31st VWAP (Note 3) and included in accounts payable and other current liabilities and in long-term other liabilities (Notes 14 and 17)

(4)	Relates to outstanding PSUs and reflects a weighted average contractual life of one year

RSU Plans

Senior management of the Corporation and its subsidiaries, and all ITC employees, are eligible for grants of RSUs representing a component of their long-term compensation.

Each RSU vests over a three-year period or immediately upon retirement eligibility of the holder, has an underlying value equivalent to that of one common share of the Corporation, is entitled to commensurate notional common share dividends, and is settled in cash.

The following table summarizes information related to RSUs.

	2019	2018
Number of units (in thousands)
Beginning of year	717	483
Granted	429	305
Notional dividends reinvested	35	26
Paid out	(92)	(75)
Cancelled/forfeited	(39)	(22)
End of year	1,050	717

Additional information (in millions)
Compensation expense recognized	$24	$11
Compensation expense unrecognized (1)	17	15
Cash payout (2)	4	3
Accrued liability as at December 31 (3)	39	19
Aggregate intrinsic value as at December 31 (4)	56	34

(1)	Relates to unvested RSUs and is expected to be recognized over a weighted average period of two years

(2)	Reflects a weighted average payout price of $45.83 per RSU (2018 - $45.55)

(3)	Recognized at the respective December 31st VWAP (Note 3) and included in accounts payable and other current liabilities and in long-term other liabilities (Notes 14 and 17)

(4)	Relates to outstanding RSUs and reflects a weighted average contractual life of one year

40

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

23. DISPOSITION

On April 16, 2019, Fortis sold its 51% ownership interest in the 335-megawatt Waneta Expansion for proceeds of $995 million. A gain on disposition of $577 million ($484 million after tax), net of expenses, was recognized in the Corporate and Other segment, and the related non-controlling interest has been removed from equity. Refer to Note 15 for use of proceeds.

Up to the date of disposition, the Waneta Expansion contributed $17 million to earnings before income tax expense, excluding the gain on disposition (December 31, 2018 - $54 million), of which Fortis' share was 51%.

24. OTHER INCOME, NET

(in millions)	2019	2018
Equity component of AFUDC	$74	$64
Derivative gains (losses)	17	(12)
Interest income	16	15
Gain on repayment of debt (Note 15)	11	—
Other	20	(7)
	$138	$60

25. INCOME TAXES

Deferred Income Tax Assets and Liabilities

The significant components of deferred income tax assets and liabilities consisted of the following.

(in millions)	2019	2018
Gross deferred income tax assets
Regulatory liabilities	$588	$635
Tax loss and credit carryforwards	532	522
Employee future benefits	165	153
Unrealized foreign exchange losses on long-term debt	40	69
Other	88	76
	1,413	1,455
Valuation allowance	(22)	(56)
Net deferred income tax asset	$1,391	$1,399

Gross deferred income tax liabilities
PPE	$(3,986)	$(3,780)
Regulatory assets	(269)	(203)
Intangible assets	(105)	(102)
	(4,360)	(4,085)
Net deferred income tax liability	$(2,969)	$(2,686)

The deferred income tax assets associated with unrealized foreign exchange losses on long‑term debt reflect $22 million of unrealized capital losses as at December 31, 2019 (December 31, 2018 - $56 million). These deferred income tax assets can only be utilized if the Corporation has capital gains to offset these losses once realized. Management believes that it is "more likely than not" that Fortis will not be able to generate sufficient future capital gains and, consequently, the Corporation recognized a valuation allowance.

41

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Management believes that, based on its historical pattern of taxable income, Fortis will produce the necessary income in the future to realize all other deferred income tax assets.

Unrecognized Tax Benefits

(in millions)	2019	2018
Beginning of year	$38	$28
Additions related to current year	5	6
Adjustments related to prior years	(7)	4
End of year	$36	$38

Unrecognized tax benefits, if recognized, would reduce income tax expense by $1 million in 2019. Fortis has not recognized interest expense in 2019 and 2018 related to unrecognized tax benefits.

Income Tax Expense

(in millions)	2019	2018
Canadian
Earnings before income tax expense	$901	$376

Current income tax	49	51
Deferred income tax	42	(25)
Total Canadian	$91	$26

Foreign
Earnings before income tax expense	$1,240	$1,075

Current income tax	(7)	(22)
Deferred income tax	205	161
Total Foreign	$198	$139
Income tax expense	$289	$165

Income tax expense differs from the amount that would be expected to be generated by applying the enacted combined Canadian federal and provincial statutory income tax rate to earnings before income tax expense.

42

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

The following is a reconciliation of consolidated statutory taxes to consolidated effective taxes.

(in millions, except %)	2019	2018
Earnings before income tax expense	$2,141	$1,451
Combined Canadian federal and provincial statutory income tax rate	28.5%	28.5%
Expected federal and provincial taxes at statutory rate	$610	$414
Decrease resulting from:
Foreign and other statutory rate differentials	(124)	(110)
Difference between gain on sale for accounting and amounts calculated for tax purposes	(73)	—
Release of Valuation Allowance	(33)	(16)
Remeasurement of deferred tax liabilities	—	(44)
AFUDC	(16)	(14)
Effects of rate-regulated accounting:
Difference between depreciation claimed for income tax and accounting purposes	(48)	(34)
Items capitalized for accounting purposes but expensed for income tax purposes	(17)	(21)
Other	(10)	(10)
Income tax expense	$289	$165
Effective tax rate	13.5%	11.4%

Income Tax Carryforwards

(in millions)	Expiring Year	2019
Canadian
Capital loss	n/a	$19
Non-capital loss	2028-2039	110
Other tax credits	2026-2038	2
		131
Unrecognized		(14)
		117
Foreign
Federal and state net operating loss	2020-2039	2,929
Other tax credits	2023-2039	74
		3,003
Total income tax carryforwards recognized as at December 31		$3,120

The Corporation and certain of its subsidiaries are subject to taxation in Canada, the United States and other foreign jurisdictions. The material jurisdictions in which the Corporation is subject to potential income tax compliance examinations include the United States (Federal, Arizona, Kansas, Iowa, Michigan, Minnesota and New York) and Canada (Federal and British Columbia). The Corporation's 2013 to 2019 taxation years are still open for audit in Canadian jurisdictions and its 2016 to 2019 taxation years are still open for audit in United States jurisdictions.

26. EMPLOYEE FUTURE BENEFITS

For defined benefit pension and OPEB plans, the benefit obligation and fair value of plan assets are measured as at December 31.

43

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

For the Corporation's Canadian and Caribbean subsidiaries, actuarial valuations to determine funding contributions for pension plans are required at least every three years. The most recent valuations were as of December 31, 2016 for FortisBC Electric and FortisBC Energy (plans covering unionized employees); December 31, 2017 for Newfoundland Power, FortisAlberta, FortisOntario and the Corporation; December 31, 2018 for FortisBC Energy (plan covering non-unionized employees); and December 31, 2019 for Caribbean Utilities.

ITC, UNS Energy and Central Hudson perform annual actuarial valuations as their funding requirements are based on maintaining minimum annual targets, all of which have been met.

The Corporation's investment policy is to ensure that the defined benefit pension and OPEB plan assets, together with expected contributions, are invested in a prudent and cost-effective manner to optimally meet the liabilities of the plans. The investment objective is to maximize returns in order to manage the funded status of the plans and minimize the Corporation's cost over the long term, as measured by both cash contributions and recognized expense.

Allocation of Plan Assets as at December 31

	2019 Target Allocation
(weighted average %)		2019	2018
Equities	46	47	45
Fixed income	47	46	47
Real estate	6	6	7
Cash and other	1	1	1
	100	100	100

Fair Value of Plan Assets as at December 31

(in millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
2019
Equities	$622	$1,050	$—	$1,672
Fixed income	171	1,445	—	1,616
Real estate	—	16	207	223
Private equities	—	—	22	22
Cash and other	8	10	—	18
	$801	$2,521	$229	$3,551
2018
Equities	$508	$885	$—	$1,393
Fixed income	144	1,338	—	1,482
Real estate	—	14	190	204
Private equities	—	—	25	25
Cash and other	8	11	—	19
	$660	$2,248	$215	$3,123

(1)	Refer to Note 28 for a description of the fair value hierarchy.

The following table reconciles the changes in the fair value of plan assets that have been measured using Level 3 inputs.

(in millions)	2019	2018
Balance, beginning of year	$215	$190
Return on plan assets	19	15
Foreign currency translation	(2)	3
Purchases, sales and settlements	(3)	7
Balance, end of year	$229	$215

44

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Funded Status	Defined Benefit Pension Plans		OPEB Plans
(in millions)	2019	2018	2019	2018
Change in benefit obligation (1)
Balance, beginning of year	$3,207	$3,215	$655	$665
Service costs	77	84	27	31
Employee contributions	16	16	2	2
Interest costs	124	114	25	23
Benefits paid	(144)	(145)	(27)	(26)
Actuarial losses (gains)	439	(217)	46	(69)
Past service costs (credits)/plan amendments	1	(1)	4	(3)
Foreign currency translation	(88)	141	(20)	32
Balance, end of year (2) (3)	$3,632	$3,207	$712	$655

Change in value of plan assets
Balance, beginning of year	$2,830	$2,841	$293	$277
Actual return on plan assets	523	(93)	62	(13)
Benefits paid	(138)	(137)	(27)	(26)
Employee contributions	18	16	2	2
Employer contributions	53	79	28	29
Foreign currency translation	(78)	124	(15)	24
Balance, end of year (4)	$3,208	$2,830	$343	$293

Funded status	$(424)	$(377)	$(369)	$(362)

Balance sheet presentation
Long-term assets (Note 10)	$46	$26	$17	$1
Current liabilities (Note 14)	(12)	(12)	(12)	(13)
Long-term liabilities (Note 17)	(458)	(391)	(374)	(350)
	$(424)	$(377)	$(369)	$(362)

(1)	Amounts reflect projected benefit obligation for defined benefit pension plans and accumulated benefit obligation for OPEB plans.

(2)	The accumulated benefit obligation, which excludes assumptions about future salary levels, for defined benefit pension plans was $3,352 million (2018 - $2,936 million).

(3)	The increases in the defined benefit pension and OPEB obligations were driven by the decrease in discount rates due to lower interest rates.

(4)	The increases in the defined benefit pension and OPEB plan assets were driven by favourable market returns, largely related to the performance of equity investments during the year.

For those defined benefit pension plans for which the projected benefit obligation exceeded the fair value of plan assets as at December 31, 2019, the obligation was $2,971 million compared to plan assets of $2,511 million, respectively (December 31, 2018 - $2,600 million and $2,207 million, respectively).

For those defined benefit pension plans for which the accumulated benefit obligation exceeded the fair value of plan assets as at December 31, 2019, the obligation was $2,752 million compared to plan assets of $2,478 million, respectively (December 31, 2018 - $2,185 million and $1,940 million, respectively).

For those OPEB plans for which the accumulated benefit obligation exceeded the fair value of plan assets as at December 31, 2019, the obligation was $537 million compared to plan assets of $151 million, respectively (December 31, 2018 - $486 million and $123 million, respectively).

45

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Net Benefit Cost (1)	Defined Benefit Pension Plans		OPEB Plans
(in millions)	2019	2018	2019	2018
Service costs	$77	$84	$27	$31
Interest costs	124	114	25	23
Expected return on plan assets	(161)	(162)	(16)	(16)
Amortization of actuarial losses (gains)	24	48	(4)	—
Amortization of past service credits/plan amendments	(1)	—	(7)	(10)
Regulatory adjustments	2	(1)	3	6
Net benefit cost	$65	$83	$28	$34

(1)	The non-service cost components of net periodic benefit cost are included in other income, net on the consolidated statements of earnings.

The following table summarizes the accumulated amounts of net benefit cost that have not yet been recognized in earnings or comprehensive income and shows their classification on the consolidated balance sheets.

	Defined Benefit Pension Plans		OPEB Plans
(in millions)	2019	2018	2019	2018
Unamortized net actuarial losses (gains)	$32	$19	$(2)	$(2)
Unamortized past service costs	1	1	7	2
Income tax recovery	(8)	(3)	(1)	(1)
Accumulated other comprehensive income (loss) (Note 21)	$25	$17	$4	$(1)

Net actuarial losses (gains)	$486	$457	$(18)	$(25)
Past service credits	(9)	(10)	(8)	(16)
Other regulatory deferrals	15	15	19	27
	$492	$462	$(7)	$(14)

Regulatory assets (Note 9)	$492	$462	$38	$23
Regulatory liabilities (Note 9)	—	—	(45)	(37)
Net regulatory assets (liabilities)	$492	$462	$(7)	$(14)

46

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

The following table summarizes the components of net benefit cost recognized in comprehensive income or as regulatory assets, which would otherwise have been recognized in comprehensive income.

	Defined Benefit Pension Plans		OPEB Plans
(in millions)	2019	2018	2019	2018
Current year net actuarial losses (gains)	$11	$(3)	$—	$(2)
Past service costs (credits)/plan amendments	—	—	5	(1)
Amortization of actuarial losses (gains)	1	(1)	—	—
Foreign currency translation	1	1	—	—
Income tax (recovery) expense	(5)	2	—	—
Total recognized in comprehensive income	$8	$(1)	$5	$(3)

Current year net actuarial losses (gains)	$64	$41	$3	$(39)
Past service credits/plan amendments	—	—	—	(3)
Amortization of actuarial (losses) gains	(23)	(47)	4	—
Amortization of past service (costs) credits	(1)	1	8	11
Foreign currency translation	(10)	21	—	(3)
Regulatory adjustments	—	4	(8)	(1)
Total recognized in regulatory assets	$30	$20	$7	$(35)

Significant Assumptions	Defined Benefit Pension Plans		OPEB Plans
(weighted average %)	2019	2018	2019	2018
Discount rate during the year (1)	4.05	3.56	4.10	3.57
Discount rate as at December 31	3.20	4.07	3.25	4.13
Expected long-term rate of return on plan assets (2)	5.78	5.80	5.50	5.48
Rate of compensation increase	3.33	3.35	—	—
Health care cost trend increase as at December 31 (3)	—	—	4.62	4.61

(1)	ITC and UNS use the split discount rate methodology for determining current service and interest costs. All other subsidiaries use the single discount rate approach.

(2)
Developed by management using best estimates of expected returns, volatilities and correlations for each class of asset. Best estimates are based on historical performance, future expectations and periodic portfolio rebalancing among the diversified asset classes.

(3)
The projected 2020 weighted average health care cost trend rate is 6.15% and is assumed to decrease over the next 12 years to the weighted average ultimate health care cost trend rate of 4.62% in 2031 and thereafter.

	Defined Benefit	OPEB
Expected Benefit Payments	Pension Payments	Payments
(year)	(in millions)	(in millions)
2020	$152	$25
2021	156	27
2022	164	29
2023	168	30
2024	175	31
2025-2029	959	174

During 2020 the Corporation expects to contribute $46 million for defined benefit pension plans and $32 million for OPEB plans.

In 2019 the Corporation expensed $39 million (2018 - $38 million) related to defined contribution pension plans.

47

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

27. SUPPLEMENTARY CASH FLOW INFORMATION

(in millions)	2019	2018
Cash paid (received) for
Interest	$1,007	$969
Income taxes	(37)	73
Change in working capital
Accounts receivable and other current assets	$1	$(204)
Prepaid expenses	(8)	1
Inventories	(13)	(8)
Regulatory assets - current portion	(75)	16
Accounts payable and other current liabilities	(8)	99
Regulatory liabilities - current portion	(65)	(6)
	$(168)	$(102)
Non-cash investing and financing activities
Accrued capital expenditures	$382	$328
Common share dividends reinvested	299	272
Finance leases	88	223
Right-of-use assets obtained in exchange for operating lease liabilities	55	—
Contributions in aid of construction	15	14
Exercise of stock options into common shares	5	1

28. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives

The Corporation generally limits derivative usage to those qualifying as accounting, economic or cash flow hedges, or those that are otherwise approved for regulatory recovery.

The Corporation records all derivatives at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flows.

Cash flows associated with the settlement of all derivatives are included in operating activities on the consolidated statements of cash flows.

Energy contracts subject to regulatory deferral
UNS Energy holds electricity power purchase contracts, customer supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values were measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values were measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts and commodity swaps to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas curves.

48

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at December 31, 2019, unrealized losses of $119 million (December 31, 2018 - $57 million) were recognized as regulatory assets and unrealized gains of $2 million (December 31, 2018 - $9 million) were recognized as regulatory liabilities.

Energy contracts not subject to regulatory deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains is shared with customers through rate stabilization accounts. Fair values were measured using a market approach utilizing independent third-party information, where possible.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, capture natural gas price spreads, and manage the financial risk posed by physical transactions. Fair values were measured using forward pricing from published market sources.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue. During 2019 unrealized losses of $16 million (2018 - unrealized losses of $12 million) were recognized in revenue.

Total return swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecasted future cash settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $111 million and terms of one to three years expiring in January 2020, 2021 and 2022. Fair value was measured using an income valuation approach based on forward pricing curves. During 2019 unrealized gains of $11 million (2018 - unrealized gains of less than $1 million) were recognized in other income, net.

Foreign exchange contracts
The Corporation holds US dollar foreign exchange contracts to help mitigate exposure to volatility of foreign exchange rates. The contracts expire in 2020 and have a combined notional amount of $166 million. Fair value was measured using independent third-party information. During 2019 unrealized gains of $11 million (2018 - unrealized losses of $11 million) were recognized in other income, net.

Interest rate swaps
During 2019 ITC entered into forward-starting interest rate swaps to manage the interest rate risk associated with the refinancing of long-term debt due in June 2021. The swaps have a combined notional value of $260 million and five-year terms with a mandatory early termination provision. The swaps will be terminated no later than the effective date of November 2020. Fair value was measured using a discounted cash flow method based on LIBOR rates. Unrealized gains and losses associated with changes in fair value are recognized in other comprehensive income, will be reclassified to earnings as a component of interest expense over the life of the debt, and were not material for 2019 and 2018.

Other investments
ITC, UNS Energy and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees. These investments consist of mutual funds and money market accounts, which are recorded at fair value based on quoted market prices in active markets. Gains and losses on these funds are recognized in other income, net and were not material for 2019 and 2018.

49

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Recurring Fair Value Measures

The following table presents the fair value of assets and liabilities that were accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at December 31, 2019
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	22	—	22
Energy contracts not subject to regulatory deferral (2)	—	8	—	8
Foreign exchange contracts, interest rate and total return swaps (2)	14	4	—	18
Other investments (4)	121	—	—	121
	135	34	—	169

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	(1)	(138)	—	(139)
Energy contracts not subject to regulatory deferral (5)	—	(12)	—	(12)
	(1)	(150)	—	(151)

As at December 31, 2018
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	33	8	41
Energy contracts not subject to regulatory deferral (2)	—	13	3	16
Other investments (4)	155	—	—	155
	155	46	11	212

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(86)	(3)	(89)
Energy contracts not subject to regulatory deferral (5)	—	(1)	—	(1)
Foreign exchange contracts, interest rate and total return swaps (5)	(8)	(1)	—	(9)
	(8)	(88)	(3)	(99)

(1)
Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the measurement. At December 31, 2019, all level 3 assets and liabilities transferred to level 2 because observable market data became available.

(2)	Included in accounts receivable and other current assets or other assets

(3)
Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators.

(4)	Included in other assets

(5)	Included in accounts payable and other current liabilities or other liabilities

The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which applies only to its energy contracts. The following table presents the potential offset of counterparty netting.

Energy Contracts ($ millions)	Gross Amount Recognized in Balance Sheet	Counterparty Netting of Energy Contracts	Cash Collateral Received/Posted	Net Amount
As at December 31, 2019
Derivative assets	30	22	10	(2)
Derivative liabilities	(151)	(22)	(2)	(127)

50

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Energy Contracts ($ millions)	Gross Amount Recognized in Balance Sheet	Counterparty Netting of Energy Contracts	Cash Collateral Received/ Posted	Net Amount
As at December 31, 2018
Derivative assets	57	28	16	13
Derivative liabilities	(90)	(28)	—	(62)

Volume of Derivative Activity

As at December 31, 2019, the Corporation had various energy contracts that will settle on various dates through 2029. The volumes related to electricity and natural gas derivatives are outlined below.

As at December 31	2019	2018
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	628	774
Electricity power purchase contracts (GWh)	3,198	651
Gas swap contracts (PJ)	168	203
Gas supply contract premiums (PJ)	241	266
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	1,855	1,440
Gas swap contracts (PJ)	43	37

(1)	GWh means gigawatt hours and PJ means petajoules.

Credit Risk

For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as approximately 70% of its revenue is derived from three customers. The customers have investment-grade credit ratings and credit risk is further managed by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, bond, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

UNS Energy, Central Hudson, FortisBC Energy, Aitken Creek and the Corporation may be exposed to credit risk from non‑performance by counterparties to derivatives. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy and Central Hudson, certain contractual arrangements require counterparties to post collateral.

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $161 million as at December 31, 2019 (December 31, 2018 - $75 million).

51

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Foreign Exchange Hedge

The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI, Belize Electric Company Limited and Belize Electricity is, or is pegged to, the US dollar. The earnings and cash flows from, and net investments in, these entities are exposed to fluctuations in the US dollar-to-Canadian dollar exchange rate. The Corporation has limited this exposure through hedging.

As at December 31, 2019, US$2.2 billion (December 31, 2018 - US$3.4 billion) of corporately issued US dollar-denominated long-term debt has been designated as an effective hedge of foreign net investments, leaving approximately US$9.7 billion (December 31, 2018 - US$8.0 billion) unhedged. Exchange rate fluctuations associated with the hedged net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value

Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at December 31, 2019, the carrying value of long-term debt, including current portion, was $22.3 billion (December 31, 2018 - $24.2 billion) compared to an estimated fair value of $25.3 billion (December 31, 2018 - $25.1 billion).

29. COMMITMENTS AND CONTINGENCIES

As at December 31, 2019, consolidated unconditional minimum purchase obligations were as follows.

(in millions)	Total	Due within 1 year	Due in year 2	Due in year 3	Due in year 4	Due in year 5	Due after 5 years
Waneta Expansion capacity agreement (1)	$2,628	51	52	53	54	55	2,363
Gas and fuel purchase obligations (2)	2,398	606	424	349	255	140	624
Power purchase obligations (3)	1,743	244	183	168	163	119	866
Renewable PPAs (4)	1,513	104	104	104	103	103	995
Build-transfer agreement - Oso Grande (5)	438	438	—	—	—	—	—
ITC easement agreement (6)	401	13	13	13	13	13	336
Renewable energy credit purchase agreements (7)	124	26	18	17	10	10	43
Debt collection agreement (8)	116	3	3	3	3	3	101
Other (9)	299	36	26	24	25	29	159
Total	$9,660	1,521	823	731	626	472	5,487

(1)
FortisBC Electric entered into an agreement to purchase capacity from Waneta Expansion. In April 2019 the Waneta Expansion ceased to be a related party, resulting in the disclosure of FortisBC Electric's agreement to purchase capacity from the Waneta Expansion over the 40-year agreement that began in April 2015.

(2)
FortisBC Energy ($1.5 billion): includes contracts for the purchase of gas, gas transportation and storage services, with expiry dates from 2020 to 2062. FortisBC Energy's gas purchase obligations are based on gas commodity indices that vary with market prices and the obligations are based on index prices as at December 31, 2019.

52

FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

UNS Energy ($775 million): includes long-term contracts for the purchase and delivery of coal to fuel generating facilities, the purchase of gas transportation services to meet load requirements, and the purchase of transmission services for purchased power. Amounts paid for coal depend on actual quantities purchased and delivered. Certain contracts have price adjustment clauses that will affect future costs. These contracts have various expiry dates between 2020 and 2040.

(3)
Maritime Electric ($669 million): includes an agreement entitling Maritime Electric to approximately 4.55% of the output of New Brunswick Power's Point Lepreau nuclear generating station and requiring Maritime Electric to pay its share of the station's capital operating costs for the life of the unit. Maritime Electric also has two take-or-pay contracts for the purchase of either capacity or energy, expiring in February 2024.

FortisOntario ($653 million): an agreement with Hydro-Québec for the supply of up to 145 MW of capacity and a minimum of 537 GWh of associated energy annually from January 2020 through December 2030.

FortisBC Electric ($344 million): an agreement with BC Hydro to purchase up to 200 MW of capacity and 1,752 GWh of associated energy annually for a 20-year term beginning October 1, 2013.

(4)
TEP and UNS Electric are party to renewable PPAs, with expiry dates from 2031 through 2043, that require TEP and UNS Electric to purchase 100% of the output of certain renewable energy generating facilities once commercial operation is achieved. Amounts are the estimated future payments.

(5)
In March 2019 UNS Energy entered into a build-transfer agreement to develop a wind-powered electric generation facility, the Oso Grande Wind Project, with estimated project cost of US$384 million. Construction commenced in the third quarter of 2019 and is expected to be completed by December 2020. UNS Energy made payments of US$47 million in 2019 and US$226 million in January 2020 under this agreement.

(6)
ITC is party to an agreement with Consumers Energy, the primary customer of METC, which provides METC with an easement for transmission purposes and rights-of-way, leasehold interests, fee interests and licences associated with the land over which its transmission lines cross. The agreement expires in December 2050, subject to 10 potential 50-year renewals thereafter.

(7)
UNS Energy and Central Hudson are party to renewable energy credit purchase agreements, mainly for the purchase of environmental attributions from retail customers with solar installations or other renewable generation. Payments are primarily made at contractually agreed-upon intervals based on metered energy production.

(8)
Maritime Electric is party to a debt collection agreement with PEI Energy Corporation for the initial capital cost of the submarine cables and associated parts of the New Brunswick transmission system interconnection. Payments under the agreement, which expires in February 2056, will be collected from customers in future rates.

(9)	Includes land easements, asset retirement obligations and joint-use asset and shared service agreements.

Other Commitments

Under a funding framework with the Governments of Ontario and Canada, Fortis will contribute a minimum of approximately $155 million of equity capital to the Wataynikaneyap Partnership, based on Fortis' proportionate 39% ownership interest and the final regulatory-approved capital cost of the related project. In October 2019 the Wataynikaneyap Partnership entered into loan agreements to finance the project during construction ("construction loan agreements"). In the event a lender under the construction loan agreements realizes security on the loans, Fortis may be required to accelerate its equity capital contributions, which may be in excess of the amount otherwise required of Fortis under the funding framework, to a maximum total funding of $235 million.

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FORTIS INC. Notes to Consolidated Financial Statements For the years ended December 31, 2019 and 2018

Central Hudson is a participant in an investment with other utilities to jointly develop, own and operate electric transmission projects in New York State. In December 2014 an application was filed with FERC for the recovery of the cost of and return on five high-voltage transmission projects totalling $2.2 billion (US$1.7 billion). Central Hudson's maximum commitment is $236 million (US$182 million), for which it has issued a parental guarantee. As at December 31, 2019, there was no obligation under this guarantee.
As at December 31, 2019, FortisBC Holdings Inc. had $78 million (December 31, 2018 - $77 million) of parental guarantees outstanding to support storage optimization activities at Aitken Creek.

Contingency

In April 2013 FHI and Fortis were named as defendants in an action in the British Columbia Supreme Court by the Coldwater Indian Band ("Band") regarding interests in a pipeline right of way on reserve lands. The pipeline was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in 2007. The Band seeks cancellation of the right of way and damages for wrongful interference with the Band's use and enjoyment of reserve lands. In May 2016 the Federal Court dismissed the Band's application for judicial review of the ministerial consent. In September 2017 the Federal Court of Appeal set aside the Minister's consent and returned the matter to the Minister for redetermination. No amount has been accrued as the outcome cannot yet be reasonably determined.

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